NQL DRILLING TOOLS inc.
1507 - 4th Street, Nisku, Alberta, Canada T9E 7M9
Tel: (780) 955-8828 Fax: (780) 955-3309
E-mail: blackmax@nql.com
website: http://www.nql.com

Our File: 300.171

April 14, 2005

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs/Mesdames;

Re: NQL Drilling Tools Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please fin[redacted]cuments since the date of the Issuer's submission of December 6, 2004:

05007403

		INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.		Information which the Issuer has made or is required to make public since December 6, 2004 pursuant to the laws of Canada:		
	a.	News releases i. December 23, 2004 ii. January 4, 2005 iii. February 21, 2005 iv. February 28, 2005	immediately	Issuer
	b.	Security holders documents (By-laws, Articles) i. March 31, 2005	new requirement subsequent changes- immediately	Issuer
	c.	ON Form 13-502F1 – Annual Participation Fee For Reporting Issuer i. March 31, 2005	upon filing of financials	Issuer
	d.	Audited Annual Financial Statements for fiscal 2004 i. March 31, 2005	within 90 days from fiscal year end	Issuer
	e.	Form 52-109FT1 – Certification of Annual Filings - CFO i. March 31, 2005	upon filing of financials	Issuer
	f.	Form 52-109FT1 – Certification of Annual Filings - CEO i. March 31, 2005	upon filing of financials	Issuer

dlw 4/26

	g.	Management's Discussion and Analysis for fiscal 2004 i. March 31, 2005	within 90 days from fiscal year end	Issuer
	h.	Annual Information Form i. March 31, 2005	within 90 days from fiscal year end	Issuer
	i.	Notice regarding AIF (NI 51-102F2) i. March 31, 2005	upon filing of AIF	Issuer
	j.	Notice of Meeting i. April 13, 2005	within 140 days from fiscal year end	Issuer
	k.	Instrument of Proxy i. April 13, 2005	within 140 days from fiscal year end	Issuer
	l.	Management Information Circular i. April 13, 2005	within 140 days from fiscal year end	Issuer
	m.	Annual Report (includes MD&A for fiscal year and Audited Annual Financial Statements) i. April 13, 2005	within 140 days from fiscal year end	Issuer
	n.	Confirmation of mailing i. April 13, 2005	upon mailing of proxy related materials	Issuer
2.	Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:			
	a.	the same information as referred to in items: 1. a. to n. inclusive		
3.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):			
	a.	the same information as referred to in items: 1. j. to m. inclusive i. April 13, 2005	at least 4 business days before the 21st day before the date set for AGM	
	b.	Supplemental Card to Registered Shareholders i. April 13, 2005	at least 4 business days before the 21st day before the date set for AGM	
	c.	Supplemental Card to Beneficial Shareholders i. April 13, 2005	at least 4 business days before the 21st day before the date set for AGM	

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary
Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Drilling Tools Inc. Announces No Undisclosed Developments

NISKU, AB, Dec. 23 /CNW/ - At the request of Market Regulation Services, NQL Drilling Tools Inc. (TSX: NQL.A) announces that there are no undisclosed material developments or changes.

Cautionary Statement

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

%SEDAR: 00003534E

/For further information: Kevin L. Nugent, President and Chief Executive Officer, NQL Drilling Tools Inc., Tel: (403) 266-3700, kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 12:20e 23-DEC-04

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Announces Addition to Board of Directors

NISKU, AB, Jan. 4 /CNW/ - NQL Drilling Tools Inc. (TSX - NQL.A) announces it has appointed Mr. Pat Shouldice to the Board of Directors of the Company. Mr. Shouldice has had a long and distinguished career in the oilfield services industry, most notably as the founder and Chief Executive Officer of NOWSCO, a Canadian based pumping and stimulation company that was sold to BJ Services in 1996. With an original investment of $30,000, Mr. Shouldice built NOWSCO from a small regional Canadian contractor, to an international entity operating in over 20 countries, and an ultimate value in excess of $800 million. The Company is pleased to have the expertise of Mr. Shouldice as it continues to improve upon its core operations and map out a longer-term business plan.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 16:00e 04-JAN-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL Drilling Tools Inc. 4th Quarter and Year End Results
Conference Call

NQL Drilling Tools Inc. (TSX - NQL.A)

NISKU, AB, Feb. 21 /CNW/ - Kevin Nugent, President and CEO of NQL Drilling Tools Inc., will host a conference call on Monday, February 28, 2005 at 4:00 p.m. (Eastern Time), 2:00 p.m. (Mountain Time) to discuss fourth quarter and year end financial results that are expected to be released prior to the market opening that day. To participate in the conference call, please dial 416-640-4127 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., dial 1-800-814-4860. Please call 10 minutes prior to the start of the call. In addition, a live webcast (listen-only mode) of the conference call will be available at:

www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1027840

A replay of the conference call will be available at 416-640-1917 or 1-877-289-8525, passcode 21113989 followed by the number sign from 6:00 p.m. (Eastern Time) February 28th to 11:59 p.m. (Eastern Time) March 30th or through the Webcast archives at www.newswire.ca.

NQL Drilling Tools Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.A.

%SEDAR: 00003534E

/For further information: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com.;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 09:03e 21-FEB-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
NQL announces fourth quarter and year-to-date results and appointment of Chairman

NISKU, AB, Feb. 28 /CNW/ - NQL Drilling Tools Inc. (TSX - NQL.A) announced today its financial results for the quarter and year ended December 31, 2004 and the appointment of Pat Shouldice as Chairman of the Board of Directors. NQL is very pleased that Mr. Shouldice has agreed to bring his life-time of experience in the oilfield service industry to the Chairman's role.

The fourth quarter of 2004 marked a turning point for NQL as eleven consecutive quarters of losses were replaced with moderate profitability. Strong industry conditions and an expanded sales force combined to increase fourth quarter revenue while restructuring efforts by the new management team led to improved margins. The Company has now concluded its restructuring efforts leaving a virtually debt free organization poised to capitalize on strong industry conditions. In particular, fourth quarter accomplishments included:

- The reorganization and decentralization of the Company's operational management structure;
- Engineering improvements to the Company's downhole mud motors resulting in improved reliability for our customers at the field level;
- The consolidation of service facilities in the United States;
- A general reduction in the Company's work force;
- A refocused approach to research and development spending;
- The sale of certain redundant assets including a drilling rig used for testing purposes; and
- The restructuring of the EM-MWD division which has resulted in a marked improvement in operating results in the first quarter of 2005.

As a result of these efforts, revenue improved in the fourth quarter of 2004 to $17.6 million compared to $14.3 million in 2003 due to strong activity levels in Canada and the Rocky Mountain region of the US. Geographically, revenue for the fourth quarter of 2004 was broken down between $5.0 million (2003 - $3.3 million) in Canada, $7.7 million (2003 - $6.4 million) in the United States and $4.9 million (2003 - $4.6 million) from various international locations, the largest of which were Venezuela at $2.0 million (2003 - $2.0 million) and Holland at $0.9 million (2003 - $0.6 million).

Gross margin as a percentage of revenue improved to 44% for the fourth quarter of 2004 compared to 28% in 2003. In addition, the Company posted positive EBITDA from continuing operations ("earnings before interest, income taxes, depreciation and amortization" - which the Company calculates as gross margin less general and administrative expenses) of $4.0 million for the fourth quarter of 2004 compared to negative EBITDA from continuing operations of $4.4 million in the comparable prior year period. During the fourth quarter of 2004, the Company incurred approximately $0.3 million of severance, restructuring and related charges compared to $2.9 million of such charges in the fourth quarter of 2003. With the restructuring efforts substantially complete, management does not expect to incur further restructuring charges in 2005. Overall, the Company posted income from continuing operations for the fourth quarter of 2004 of $1.0 million ($0.02/share) compared to a loss from

continuing operations of $9.7 million ($0.23/share) for the same period last year.

On a full year basis, revenue improved approximately 5% to $64.7 million in 2004 from $61.9 million in 2003. Geographically, revenue on a year-to-date basis for 2004 was broken down between $15.5 million (2003 - $16.3 million) in Canada, $30.6 million (2003 - $28.2 million) in the United States and $18.6 million (2003 - $17.4 million) from various international locations, the largest of which were Venezuela at $6.3 million (2003 - $4.4 million) and Holland at $4.7 million (2003 - $2.8 million). International revenue for 2003 included a large sale of motors into Vietnam ($2.8 million) that was not replicated in 2004.

NQL posted positive EBITDA from continuing operations for the year 2004 of $5.7 million compared to negative EBITDA from continuing operations of $3.2 million a year prior and a loss from continuing operations for the year of $6.0 million ($0.14/share) compared to a loss from continuing operations of $41.9 million ($1.32/share) in 2003. Full year 2004 and 2003 results were negatively impacted by $3.7 million and $9.3 million of severance, restructuring and related charges, respectively. In addition to these cash flow impacts, earnings from continuing operations were further impacted by $19.5 million of non-cash goodwill write-offs in 2003.

During 2004, the Company disposed of its Fishing Division, Bits Division and its Mexican operations. As a result, these operations have been accounted for on a discontinued basis and their current and prior year's operating results, cash flows and balance sheets have been presented separately as discontinued operations. In addition, in previous quarters Bolivian operations had been presented as discontinued operations however on December 1, 2004, the decision was made to terminate the sales process for Bolivia and as a result these operations are now accounted for on a continuing basis.

Balance Sheet

As at December 31, 2004, the Company had positive working capital of $31.5 million compared to $30.3 million at September 30, 2004 and $26.4 million and the end of 2003. The increase in working capital primarily relates to the dispositions of the Fishing and Bits divisions, the proceeds from which were used to reduce long-term debt and bank indebtedness. At December 31, 2004, the Company had total debt (net of cash) of $4.1 million compared to total debt (net of cash) at the end of 2003 of $43.6 million.

Outlook

Looking forward to 2005, the company expects industry conditions to remain strong and demand for the Company's products to remain high on a world-wide basis. This high demand, coupled with a more disciplined approach to operating the business, is expected to result in significant improvements in operating results in 2005 when compared to 2004. These improvements are expected to come on both an absolute basis and a "normalized" basis after removing the effect of the significant restructuring costs recorded in 2004. With the restructuring of the Company complete, profitability reestablished, and a strong operational team in place, senior management has now turned its attention to growth initiatives and optimization opportunities with the intention of capitalizing on the Company's strong balance sheet to build and grow NQL for the longer term.

Management and the Board of Directors would like to thank our loyal and dedicated staff that have remained with the Company through these uncertain times. NQL has turned the corner and we now look forward to building a better company for our employees, customers and shareholders for many years to come.

NQL will be hosting a conference on Monday, February 28, 2005 at 4:00 p.m. (Eastern Time), 2:00 p.m. (Mountain Time) to discuss fourth quarter and year end financial results. To participate in the conference call, please dial 416-640-4127 in Toronto and internationally. If you are connecting from

other parts of Canada or the U.S., dial 1-800-814-4860.

Non-GAAP Measures

In this press release, we have included measures of earnings before charges of an infrequent nature as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2004 compared to the prior year. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, including EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management believes that in addition to loss from continuing operations and net loss, EBITDA is a useful supplemental measure. Investors should be cautioned that EBITDA should not be construed as an alternative to loss from continuing operations or net loss determined in accordance with GAAP as an indicator of NQL's performance. NQL's method of calculating EBITDA may differ from other companies and accordingly may not be comparable to measures used by other companies. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. EBITDA is not a recognized measure under GAAP.

Disclosure Regarding Forward - Looking Statements

Statements in this release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's filings.

<<

NQL Drilling Tools Inc.
Consolidated Balance Sheet
(Unaudited)

(Thousands of Canadian dollars)	December 31, 2004	December 31, 2003 (restated)
ASSETS		
CURRENT		
Cash	$2,321	$2,031
Accounts receivable	21,496	16,899
Income taxes recoverable	430	4,937
Inventory	19,715	24,122
Prepaid expenses	437	732
Future income taxes	3,050	-
Current assets held for sale	-	22,352
	47,449	71,073

Other assets	140	122
Future income taxes	6,717	9,314
Capital assets	64,797	73,220
Deferred charges	1,189	2,081
Goodwill	2,744	2,744
Long-term assets held for sale	-	53,908
	$123,036	$212,462
LIABILITIES		
CURRENT		
Bank indebtedness	$894	$10,106
Accounts payable and accrued liabilities	9,793	12,720
Income taxes payable	384	662
Current portion of long-term debt	4,927	11,602
Current liabilities held for sale	-	9,609
	15,998	44,699
Long-term debt	570	23,908
Future income taxes	763	1,786
Long-term liabilities held for sale	-	3,210
	17,331	73,603
SHAREHOLDERS' EQUITY		
Capital stock	178,284	181,473
Contributed surplus	5,862	-
Deficit	(63,119)	(23,220)
Cumulative translation adjustment	(15,322)	(19,394)
	105,705	138,859
	$123,036	$212,462

NQL Drilling Tools Inc.
Consolidated Statement of Operations
(Unaudited)

(Thousands of Canadian dollars, except share and per share data)	For the three months ended December 31, 2004	2003 (restated)	For the year ended December 31, 2004	2003 (restated)
Revenue	$17,614	$14,293	$64,737	$61,893
Direct expenses	9,889	10,243	37,707	34,685
Gross margin	7,725	4,050	27,030	27,208

Expenses				
General and administrative	3,755	8,441	21,334	30,398
Amortization	2,594	2,697	8,559	13,937
	6,349	11,138	29,893	44,335
Income (loss) from continuing operations before under noted	1,376	(7,088)	(2,863)	(17,127)
Interest expense	(202)	(1,421)	(2,559)	(8,954)
Stock based compensation	(18)	-	(832)	-
Other income (expenses)	511	(3,893)	(2,893)	(5,207)
Foreign exchange (loss) gain	(107)	1,580	(774)	333
Income (loss) from continuing operations before income taxes and goodwill impairment	1,560	(10,822)	(9,921)	(30,955)
Income tax recovery (expense)				
Current	(305)	1,476	(47)	1,915
Future	(266)	(128)	3,997	6,661
	(571)	1,348	3,950	8,576
Income (loss) from continuing operations before goodwill impairment	989	(9,474)	(5,971)	(22,379)
Goodwill impairment	-	220	-	19,530
Income (loss) from continuing operations	989	(9,694)	(5,971)	(41,909)
Loss from discontinued operations, net of income taxes	(198)	(1,717)	(31,264)	(17,220)
Net income (loss)	$791	$(11,411)	$(37,235)	$(59,129)
Earnings (loss) per common share				
Earnings (loss) per common share from continuing operations				
Basic and diluted	$0.02	$(0.23)	$(0.14)	$(1.32)
Earnings (loss) per common share from discontinued operations				
Basic and diluted	$0.00	$(0.04)	$(0.74)	$(0.55)
Earnings (loss) per common share - net				
Basic and diluted	$0.02	$(0.27)	$(0.88)	$(1.87)

Weighted average common shares outstanding	42,127,665	41,520,388	42,491,604	31,681,108

NQL Drilling Tools Inc.
Consolidated Statement of Deficit
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended December 31, 2004	2003	For the year ended December 31, 2004	2003
(Deficit) retained earnings, beginning of period	$(63,910)	$(11,809)	$(23,220)	$ 35,909
Change in accounting policy	-	-	(2,664)	-
(Deficit) retained earnings, beginning of period, as restated	(63,910)	(11,809)	(25,884)	35,909
Net income (loss) for the period	791	(11,411)	(37,235)	(59,129)
Deficit, end of period	$(63,119)	$(23,220)	$(63,119)	$(23,220)

NQL Drilling Tools Inc.
Consolidated Statement of Cash Flow
(Unaudited)

(Thousands of Canadian dollars)	For the three months ended December 31, 2004	2003 (restated)	For the year ended December 31, 2004	2003 (restated)
Net inflow (outflow) of cash related to the following activities				
OPERATING ACTIVITIES				
Income (loss) from continuing operations	$ 989	$ (9,694)	$ (5,971)	$(41,909)
Items not affecting cash				
Amortization	2,594	2,697	8,559	13,937
Goodwill impairment	-	220	-	19,530
Amortization of deferred financing costs	19	-	453	461

Stock-based compensation	18	-	832	-
Other (income) expenses	(511)	3,893	2,893	5,207
Future income taxes	266	128	(3,997)	(6,661)
Equity loss	-	32	-	32
	3,375	(2,724)	2,769	(9,403)
Net change in operating working capital items from continuing operations	3,895	(865)	(871)	(1,173)
Cash provided by (used in) continuing operations	7,270	(3,589)	1,898	(10,576)
Cash (used in) provided by discontinued operations	(121)	5,787	(3,337)	19,913
Total cash provided by (used in) operating activities	7,149	2,198	(1,439)	9,337
FINANCING ACTIVITIES				
Bank indebtedness - net	(2,345)	(4,548)	(9,212)	(9,516)
Repurchase of capital stock	(868)	-	(868)	-
Issuance of capital stock	-	21,715	45	45,385
Proceeds from long-term debt	499	205	35,461	12,463
Repayment of long-term debt	(2,942)	(17,929)	(65,269)	(42,047)
Cash used in discontinued operations	-	(88)	-	(6,270)
Cash (used in) provided by financing activities	(5,656)	(645)	(39,843)	15
INVESTING ACTIVITIES				
Other assets	(42)	15	(18)	(841)
Proceeds on disposal of assets held for sale	1,101	-	1,101	-
Deferred charges	(3)	(296)	(650)	(998)
Purchase of capital assets	(1,554)	(676)	(4,135)	(6,761)
Cash (used in) provided by discontinued operations	(290)	(109)	45,274	(275)
Cash (used in) provided by investing activities	(788)	(1,066)	41,572	(8,875)
Increase in cash	705	487	290	477
Cash, beginning of period	1,616	1,544	2,031	1,554
Cash, end of period	$ 2,321	$ 2,031	$ 2,321	$ 2,031
Supplementary disclosure of cash flow information				
Interest paid	$ 743	$ 2,308	$ 2,692	$ 9,745
Income taxes (received)				

paid	$ (1,077)	$ 776	$ (2,086)	$ (486)

>>
%SEDAR: 00003534E

/For further information: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com; Darren Stevenson, Corporate Controller, (780) 955-8828 or darren.stevenson(at)nql.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.A.)

CO: NQL Drilling Tools Inc.

CNW 08:36e 28-FEB-05

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

NQL Drilling Tools Inc.

CONTENTS

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE
INTERPRETATION

1.01 **Definitions** - In the by-laws of the Corporation, unless the context otherwise requires:

"Act means the Business Corporations Act, S.A. 1981, c. B-15, and any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles, attached to the certificate of incorporation dated the 28th day of April, 1986, of the Corporation as from time to time amended or restated;

"Board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"Corporation" means NQL Drilling Tools Inc.;

"meeting of shareholders" means an annual meeting of shareholders and a special meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in The Interpretation Act, 1980, S.A. 1980, c. 70;

"recorded address" means in the case of a shareholder his address as recorded in the securities register of the Corporation; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.02 or by a resolution passed pursuant thereto;

"special meeting of shareholders" means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"unanimous shareholder agreement" means a written agreement among all the shareholders of the Corporation, or among all such shareholders and a person who is not a shareholder as from time to time amended;

save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01 **Registered Office** - Until changed in accordance with the Act, the registered office of the Corporation shall be at the City of Edmonton in the Province of Alberta and at such location therein as the Board may from time to time determine.

2.02 **Execution of Instruments** - Unless determined otherwise by the Directors of the Corporation, all deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairman of the Board, president, managing director, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by resolution of the Board. In addition, the Board may from time to time direct the manner in which the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.03 **Banking Arrangements** - The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

2.04 **Voting Rights in Other Bodies Corporate** - The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other

evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.05 **Withholding Information from Shareholders** - Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the Board, would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The Board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the Board or by resolution passed at a general meeting of shareholders.

SECTION THREE
BORROWING AND SECURITIES

3.01 **Borrowing Power** - Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidence of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) subject to the provisions of the Act give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create an interest in or charge upon all or any property (including the undertaking and rights) of the Corporation, owned or subsequently acquired, by way of mortgage,

hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee of the Corporation.

Nothing in this Section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 **Delegation** - The Board may from time to time delegate to such one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by Section 3.01 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

SECTION FOUR
DIRECTORS

4.01 **Number of Directors and Quorum** - Until changed in accordance with the Act, the Board shall consist of not fewer than three (3) directors. Subject to Section 4.08, the quorum for the transaction of business at any meeting of the Board shall consist of a majority of the number of directors then elected or such greater or lesser number of directors as the Board may from time to time determine.

4.02 **Qualification** - No person shall be qualified for election as a director if he (i) is less than 18 years of age; (ii) is a dependent adult as defined in The Dependent Adults Act or is the subject of a certificate of incapacity under that Act; (iii) is a formal patient as defined in The Mental Health Act; (iv) is the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his person or estate or both; (v) has been found to be a person of unsound mind by a court elsewhere than in Alberta; (vi) is not an individual; (vii) has the status of a bankrupt. A director need not be a shareholder. At least half of the directors shall be resident Canadians.

4.03 **Election and Term** - The election of directors shall take place at the first meeting of shareholders and at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the shareholders otherwise determine. The election shall be by

resolution. If any election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 **Appointment of Additional Directors** - Subject to the provisions of the Act, the directors may, between annual general meetings, appoint one or more additional directors of the corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the corporation.

4.05 **Removal of Directors** - Subject to the provisions of the Act, the shareholders may by resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.06 **Vacation of Office** - A director ceases to hold office when he dies; he is removed from office by the shareholders; he ceases to be qualified for election as a director; or his written resignation is sent or delivered to the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

4.07 **Vacancies** - Subject to the Act, a quorum of the Board may fill a vacancy in the Board, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the shareholders to elect the minimum number of directors. In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the minimum number of directors, the Board shall forthwith call a special meeting of shareholders to fill the vacancy. If the Board fails to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.08 **Action by the Board** - Subject to any unanimous shareholder agreement, the Board shall manage the business and affairs of the Corporation. Subject to Sections 4.08 and 4.09, the powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed in part or in counterpart by all the directors entitled to vote on that resolution at a meeting of the Board. Where there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office.

4.09 **Residence** - The Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless at least half of the directors present are resident Canadians, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephone or other communications facilities the business transacted at the meeting; and

(b) the number of resident Canadian directors present at the meeting together with any resident Canadian director who gives his approval under Clause (a), totals at least half of the directors present at the meeting.

4.10 **Meetings by Telephone** - If all the directors consent, a director may participate in a meeting of the Board or of a committee of the Board by means of such telephone or other communications facilities as permit all persons participating in the meeting to hear each other, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meeting of the Board and of committees of the Board held while a director holds office.

4.11 **Place of Meeting** - Meetings of the Board may be held at any place in or outside Canada.

4.12 **Calling of Meeting** - Meetings of the Board shall be held from time to time and at such place as the chairman of the Board, the managing director, the president or any two directors may determine.

4.13 **Notice of Meeting** - Notice of the time and place of each meeting of the Board shall be given in the manner provided in Section 12.02 to each director not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a prospectus or management proxy circular;

(h) approve a take-over bid circular or directors circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

A director may in any manner waive notice of or otherwise consent to a meeting of the Board.

4.14 **First Meeting of New Board** - Provided a quorum of directors is present, each newly elected Board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

4.15 **Adjourned Meeting** - Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.16 **Regular Meetings** - The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.17 **Chairman** - The chairman of any meeting o the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the Board, managing director, president, or a vice-president who is a director. If no such officer is present, the directors present shall choose one of their number to be chairman.

4.18 **Votes to Govern** - At all meetings of the Board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.19 **Conflict of Interest** - A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the Board for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or shareholders, and a director interested in a contract so referred to the Board shall not vote on any resolution to approve the same except as provided by the Act.

4.20 **Remuneration and Expenses** - Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE
COMMITTEES

5.01 **Committee of Directors** - The Board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the Board except those which, under the act, a committee of directors has no authority to exercise. At least half of the members of such committee shall be resident Canadians.

5.02 **Transaction of Business** - Subject to the provisions of Section 4.09, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.03 **Advisory Committees** - The Board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

5.04 **Procedure** - Unless otherwise determined by the Board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

5.05 **Audit Committee** - When required by the Act, the Board shall, and at any other time the Board may, elect annually from among its number an Audit Committee to be composed of not fewer than three (3) directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The Audit Committee shall have the powers and duties provided in the Act.

SECTION SIX
OFFICERS

6.01 **Appointment** - Subject to any unanimous shareholder agreement, the Board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. The Board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02 **Chairman of the Board** - The Board may from time to time also appoint a chairman of the Board who shall be a director. If appointed, the Board may assign to him any of the powers and duties that are by any provision of this by-law assigned to the managing director or to the president; and he shall, subject to the provisions of the Act, have such other powers and duties as the Board may specify. During the absence or disability of the chairman of the Board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

6.03 **Managing Director** - The Board may from time to time appoint a managing director who shall be a resident Canadian and director. If appointed, he shall be the

chief executive officer and, subject to the authority of the Board, shall have general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the Board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.04 **President** - If appointed, the president shall be chief operating officer and, subject to the authority of the Board, shall have general supervision of the business of the Corporation; and he shall have such other powers and duties as the Board may specify. During the absence or disability of the president, or if no president has been appointed, the managing director shall also have the powers and duties of that office.

6.05 **Vice-President** - A vice-president shall have such powers and duties as the Board or the chief executive officer may specify.

6.06 **Secretary** - The secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the Board or the chief executive officer may specify.

6.07 **Treasurer** - The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the Board whenever required, an account of all his transactions as treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the Board or the chief executive officer may specify.

6.08 **Powers and Duties of Other Officers** - The powers and duties of all other officers shall be such as their terms of their engagement call for or as the Board or the chief executive officer may specify. Any of the powers and duties of an officer

to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the chief executive officer otherwise directs.

6.09 **Variation of Powers and Duties** - The Board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.10 **Term of Office** - The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract. Otherwise, each officer appointed by the Board shall hold office until his successor is appointed.

6.11 **Terms of Employment and Remuneration** - The terms of employment and the remuneration of officers appointed by the Board shall be settled by the Board from time to time.

6.12 **Conflict of Interest** - An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with Section 4.18.

6.13 **Agents and Attorneys** - The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

6.14 **Fidelity Bonds** - The Board may require such officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the Board may from time to time determine.

SECTION SEVEN
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 **Limitation of Liability** - No director or officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of

the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto, unless the same are occasioned by his own willful neglect or default; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof.

7.02 **Indemnity** - Subject to the limitations contained in the Act, the Corporation shall indemnify a director, or a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate) and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

7.03 **Insurance** - Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as such, as the Board may from time to time determine.

SECTION EIGHT
SHARES

8.01 **Allotment** - The Board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall

determine, provided that no share shall be issued until it is fully paid as prescribed by the Act.

8.02 **Commissions** - The Board may from time to time authorize the Corporation to pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 **Registration of Transfer** - Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with a transfer endorsed thereon or delivered therewith duly executed by the registered holder or by his attorney or successor duly appointed, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the Board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in Section 8.05.

8.04 **Transfer Agents and Registrars** - The Board may form time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

8.05 **Lien for Indebtedness** - If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

8.06 **Non-Recognition of Trusts** - Subject to the provisions of the Act, the Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any

indication to the contrary through knowledge or notice or description on the Corporation's records or on the share certificate.

8.07 **Share Certificates** - Every holder of one or more shares of the Corporation shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgment of his right to obtain a share certificate stating the number and class or series of shares held by him as shown on the securities register. Share certificates and acknowledgments of a shareholder's right to a share certificate, respectively, shall be in such form as the Board shall from time to time approve. Any share certificate shall be signed in accordance with Section 2.02 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers, in the case of share certificates which are not valid unless countersigned by or on behalf of the transfer agent and/or registrar the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appear thereon no longer holds office at the date of issue of the certificate.

8.08 **Replacement of Share Certificates** - The Board or any officer or agent designated by the Board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding Three Dollars ($3.00), and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

8.09 **Joint Shareholders** - If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus,

return of capital or other money payable or warrant issuable in respect of such share.

8.10 Deceased Shareholder - In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION NINE
DIVIDENDS AND RIGHTS

9.01 **Dividends** - Subject to the provisions of the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 **Dividend Cheques** - A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 **Non-Receipt of Cheques** - In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.04 **Record Date for Dividends and Rights** - The Board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for

securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date is given not less than 14 days before such record date, in the manner provided in the Act. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

9.05 **Unclaimed Dividends** - Any dividend unclaimed after a period of 6 years from the date on which the same has been declared payable shall be forfeited and shall revert to the Corporation.

SECTION TEN
MEETINGS OF SHAREHOLDERS

10.01 **Annual Meeting** - The annual meeting of shareholders shall be held at such time in each year and, subject to Section 10.03, at such place as the Board, the chairman of the Board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appoint auditors and for the transaction of such other business as may properly be brought before the meeting.

10.02 **Special Meetings** - The Board, the chairman of the Board, the managing director or the president shall have power to call a special meeting of shareholders at any time.

10.03 **Place of Meetings** - Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the Board shall so determine, at some other place within Alberta or, if all the shareholders entitled to vote at the meeting so agree, at some place outside the Province of Alberta.

10.04 **Notice of Meetings** - Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 12.01 not less than 21 nor more than 50 days before the date of the meeting to each director, to the

auditor and to each shareholder who at the close of business on the record date for notice, if any, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors report, election of directors and re-appointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

10.05 **List of Shareholders Entitled to Notice** - For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder. If a record date for the meeting is fixed pursuant to Section 10.06, the shareholders listed shall be those registered at the close of business on a day not later than 10 days after such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the securities register is kept and at the place where the meeting is held.

10.06 **Record Date for Notice** - The Board may fix in advance a record date, preceding the date of any meeting of shareholders by not more than 50 days and not less than 21 days, for the determination of the shareholders entitled to notice of the meeting, provided that notice of any such record date is given, not less than 14 days before such record date, by newspaper advertisement in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the last business day immediately preceding the day on which the notice is sent, or, if no notice is sent, the day on which the meeting is held.

10.07 **Meetings Without Notice** - A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being

held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Alberta, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08 **Chairman, Secretary and Scrutineers** - The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: president, managing director, chairman of the Board, or a vice president who is a shareholder. If no such officer is present within 15 minutes after the time fixed for the commencement of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09 **Persons Entitled to be Present** - The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10 **Quorum** - A quorum for the transaction of business at any meeting of shareholders shall be the holders of not less than 5% of the shares entitled to vote at a meeting of shareholders present in person or by proxy.

10.11 **Right to Vote** - Subject to the provisions of the Act as to authorize representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in Section 10.05, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except, where the Corporation has fixed a record date in respect of such meeting pursuant to Section 10.06, to the extent that such person has transferred any of his shares after such record date and the transferee, upon producing properly

endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than 10 days before the meeting that his name be included to vote the transferred shares at the meeting. In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

10.12 **Proxies** - Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.

10.13 **Time for Deposit of Proxies** - The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14 **Joint Shareholders** - If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy vote, they shall vote as one on the shares jointly held by them.

10.15 **Votes to Govern** - At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by-law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16 **Show of Hands** - Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person

who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17 **Ballots** - On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18 **Adjournment** - If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that it is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

10.19 **Resolution in Writing** - A resolution in writing signed in counterpart or in one instrument by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

10.20 **Only One Shareholder** - Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting.

10.21 **Meetings by Telephone** - If all the shareholders entitled to vote at the meeting consent, a shareholder or any other person entitled to attend a meeting of

shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by those means is deemed, for the purposes of the by-laws or the Act, to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates. A meeting where all persons participate in the meeting by means of telephone or other telecommunication facilities shall be deemed to have been held at the Corporation's registered office unless otherwise determined by such meeting.

SECTION ELEVEN
DIVISIONS AND DEPARTMENTS

11.01 **Creation and Consolidation of Divisions** - The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case. The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.

11.02 **Name of Division** - Any division or its sub-units may be designated by such name as the Board may from time to time determine and may transact business, enter into contracts, sign cheques and other documents of any kind and do all acts and things under such name. Any such contract, cheque or document shall be binding upon the Corporation as if it had been entered into or signed in the name of the Corporation.

11.03 **Officers of Divisions** - From time to time the Board or, if authorized by the Board, the chief executive officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The Board or, if authorized by the Board, the chief executive officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer's rights under any employment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION TWELVE
NOTICES

12.01 **Method of Giving Notices** - Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or if mailed to him at his recorded address by prepaid ordinary or air mail or if sent to him at his recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

12.02 **Notice to Joint Shareholders** - If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

12.03 **Computation of Time** - In computing the date when notice must be given under any provisions requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.04 **Undelivered Notices** - If any notice given to a shareholder pursuant to Section 12.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

12.05 **Omissions and Errors** - The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the

non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.06 **Persons Entitled by Death or Operation of Law** - Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound be every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

12.07 **Waiver of Notice** - Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgment shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgment shall be in writing except a waiver of notice of a meeting of shareholders or of the Board which may be given in any manner.

SECTION THIRTEEN
EFFECTIVE DATE

13.01 **Effective Date** - This by-law shall come into force upon the passing of same by the Board, subject to confirmation of the by-law by the shareholders of the Corporation as required by the Act.

CORPORATE ACCESS NUMBER

20650004

Alberta
REGISTRIES

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
CONTINUANCE

NQL DRILLING TOOLS INC.

CONTINUED FROM BRITISH COLUMBIA TO ALBERTA ON MARCH 29, 1995.

MUNICIPAL AFFAIRS
GOVERNMENT OF ALBERTA

Registrar of Corporations

REG 3066 (95/01) CCA-06-102

FILED B

MAR 2 9 1995

Registrar of Corporations
Province of Alberta

BUSINESS CORPORATIONS ACT
(SECTIONS 181, 261 AND 262)

FORM 11

Alberta

MUNICIPAL AFFAIRS
Registries

ARTICLES OF CONTINUANCE

1. NAME OF CORPORATION:

NQL DRILLING TOOLS INC.

2. CORPORATE ACCESS NUMBER:

~~21564844~~ 20650004

3. THE CLASSES AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

A. The Company is authorized to issue an unlimited number of:

(i) Class "A" Common Shares to which the following rights, privileges, restrictions and conditions shall attach:

(a) Every holder of Class "A" Common Shares shall be entitled to one (1) vote at all Shareholders' Meetings for each such share so held;

(b) Upon liquidation, winding-up or dissolution of the Company, the remaining assets of the Company, after satisfaction of the claims of all prior ranking shares, shall be distributed to the holders of Class "A" Common shares; PROVIDED ALWAYS that for the purposes of such distribution Class "A" and Class "B" Common Shares shall rank equally and the holders thereof shall be entitled to participate equally in the distribution.

(ii) Class "B" Common to which the following rights, privileges, restrictions and conditions shall attach:

(a) any registered holder of Class "B" Non-Voting Common Shares may elect, on or after September 1, 1995, to have his Class "B" Non-Voting Common Shares or any of them converted into Class "A" Common Shares on a share for share basis, without expense to him. Such election shall be declared by notice in writing to the Company signed by such holder and accompanied

by a certificate in transferable form relating to the shares to be converted and the same shall have effect accordingly, and thereupon the certificate aforesaid shall be cancelled, a certificate for the balance of the Class "B" Non-Voting Common Shares not converted, if any, and a certificate for the Class "A" Common Shares acquired by the holder pursuant to such conversion shall be delivered to the holder and the requisite alterations shall be made in the Company's register of members;

(b) the holders of the Class "B" Non-Voting Common Shares shall not be entitled to receive notice of or to attend or vote at any general meetings of members of the Company; in all other respects, save for the right of a registered holder of Class "B" Non-Voting Common Shares to have his Class "B" Non-Voting Common Shares converted into Class "A" Common Shares, the Class "B" Non-Voting Common Shares shall rank equally with the Class "A" Common Shares and the Class "A" Common Shares and the Class "B" Non-Voting Common Shares shall together be the common share capital of the Company.

---

4. RESTRICTIONS IF ANY ON SHARE TRANSFERS.

NONE

---

5. NUMBER (OR MINIMUM AND MAXIMUM NUMBER) OF DIRECTORS.

MINIMUM OF 3 AND A MAXIMUM OF 20

---

6. RESTRICTIONS IF ANY ON BUSINESSES THE CORPORATION MAY CARRY ON.

NONE

---

7. IF CHANGE OF NAME EFFECTED, PREVIOUS NAME.

N/A

---

8. DETAILS OF INCORPORATION.

INCORPORATED ON THE 28TH DAY OF APRIL, 1986, IN THE PROVINCE OF BRITISH COLUMBIA

9. OTHER PROVISIONS IF ANY.

The directors of the Company may, between annual shareholders' meetings, appoint one or more additional directors of the Company to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the company

DATE	SIGNATURE	TITLE
March 28, 1995	Witold L. Gutter	Solicitor

FOR DEPARTMENTAL USE ONLY

FILED

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **NQL Drilling Tools Inc.**

Financial Year Ending, used in calculating the participation fee: **December 31, 2004**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		41,893,744	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$2.23	
Market value of class or series	=	$93,423,049	
			______(A)
(Repeat the above calculation for each class or series of equity securities of the *reporting issuer that are listed and posted for trading, or quoted on a marketplace in* Canada or the United States of America at the end of the financial year)			______(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			______(B)
(Repeat for each class or series of corporate debt or preferred shares)			______(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$93,423,049
Total fee payable in accordance with Appendix A of the Rule			$7,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			______

Total Fee Payable x : Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ______

2. Class 2 Reporting Issuers (Other Canadian Issuers)
Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	______
Contributed surplus	______
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	______
Long term debt (including the current portion)	______
Capital leases (including the current portion)	______

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

Total Fee Payable x $\frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Management's Responsibility for Financial Statements

The management of NQL Drilling Tools Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates where necessary. Financial information contained throughout this annual report is consistent with the consolidated financial statements.

The Company maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are reliable as a basis for the preparation of the consolidated financial statements.

The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these consolidated financial statements. The Audit Committee, which is comprised of three directors, none of whom is an officer of the Company, meets periodically with the external auditors and management to satisfy itself that management is properly discharging its financial reporting responsibilities. Specifically, the Audit Committee reviews with management and the external auditors the consolidated financial statements and the report of the auditors prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters.

The shareholders have appointed Deloitte & Touche LLP as the external auditors of the Company and, in that capacity; they have audited the consolidated financial statements in accordance with generally accepted auditing standards for the years ended December 31, 2004 and 2003. The Auditors' Report to shareholders is presented herein.

Kevin L. Nugent
President and Chief Executive Officer

Darren B. Stevenson
Corporate Controller

February 22, 2005

Deloitte & Touche LLP
2000 Manulife Place
10180 - 101 Street
Edmonton AB T5J 4E4
Canada

Tel: (780) 421-3611
Fax: (780) 421-3782
www.deloitte.ca

Auditors' Report

To the Shareholders of
NQL Drilling Tools Inc.

We have audited the consolidated balance sheets of NQL Drilling Tools Inc. as at December 31, 2004 and 2003, and the consolidated statements of operations, deficit and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Edmonton, Alberta

February 22, 2005

NQL DRILLING TOOLS INC. – Consolidated Balance Sheets

Years ended December 31, 2004 and 2003
(thousands of Canadian dollars, except share and per share data)

	2004	2003
ASSETS		
CURRENT		
Cash	$ 2,321	$ 2,031
Accounts receivable	21,496	16,899
Income taxes recoverable	430	4,937
Inventory (Note 5)	19,715	24,122
Prepaid expenses	437	732
Future income taxes (Note 9)	3,050	-
Current assets held for sale (Note 4)	-	22,352
	47,449	71,073
OTHER ASSETS (Note 6)	140	122
FUTURE INCOME TAXES (Note 9)	6,717	9,314
CAPITAL ASSETS (Note 7)	64,797	73,220
DEFERRED CHARGES (Note 8)	1,189	2,081
GOODWILL (Note 10)	2,744	2,744
LONG-TERM ASSETS HELD FOR SALE (Note 4)	-	53,908
	$ 123,036	$ 212,462
LIABILITIES		
CURRENT		
Bank indebtedness (Note 11)	$ 894	$ 10,106
Accounts payable and accrued liabilities	9,793	12,720
Income taxes payable	384	662
Current portion of long-term debt (Note 12)	4,927	11,602
Current liabilities held for sale (Note 4)	-	9,609
	15,998	44,699
LONG-TERM DEBT (Note 12)	570	23,908
FUTURE INCOME TAXES (Note 9)	763	1,786
LONG-TERM LIABILITIES HELD FOR SALE (Note 4)	-	3,210
	17,331	73,603
COMMITMENTS AND CONTINGENCIES (Note 16)		
SHAREHOLDERS' EQUITY		
Capital stock (Note 13)	178,284	181,473
Contributed surplus (Note 13)	5,862	-
Deficit	(63,119)	(23,220)
Cumulative translation adjustment (Note 14)	(15,322)	(19,394)
	105,705	138,859
	$ 123,036	$ 212,462

APPROVED BY THE BOARD

Kevin L. Nugent, Director

William J. Myers, Director

NQL DRILLING TOOLS INC. – Consolidated Statements of Operations

Years ended December 31, 2004 and 2003
(thousands of Canadian dollars, except share and per share data)

	2004	2003
REVENUE	$ 64,737	$ 61,893
DIRECT EXPENSES	37,707	34,685
GROSS MARGIN	27,030	27,208
EXPENSES		
General and administrative	21,334	30,398
Amortization	8,559	13,937
	29,893	44,335
LOSS FROM CONTINUING OPERATIONS BEFORE UNDERNOTED	(2,863)	(17,127)
INTEREST EXPENSE (Note 17)	(2,559)	(8,954)
STOCK-BASED COMPENSATION (Note 13)	(832)	-
OTHER EXPENSES (Note 18)	(2,893)	(5,207)
FOREIGN EXCHANGE (LOSS) GAIN	(774)	333
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND GOODWILL IMPAIRMENT	(9,921)	(30,955)
INCOME TAX (EXPENSE) RECOVERY (Note 9)		
Current	(47)	1,915
Future	3,997	6,661
	3,950	8,576
LOSS FROM CONTINUING OPERATIONS BEFORE GOODWILL IMPAIRMENT	(5,971)	(22,379)
GOODWILL IMPAIRMENT (Note 10)	-	19,530
LOSS FROM CONTINUING OPERATIONS	(5,971)	(41,909)
LOSS FROM DISCONTINUED OPERATIONS - net of income taxes (Note 4)	(31,264)	(17,220)
NET LOSS	$ (37,235)	$ (59,129)
LOSS PER COMMON SHARE (Note 22)		
Loss per common share from continuing operations Basic and diluted	$ (0.14)	$ (1.32)
Loss per common share from discontinued operations Basic and diluted	(0.74)	(0.55)
Loss per common share - net Basic and diluted	(0.88)	(1.87)
Weighted-average number of common shares outstanding	42,491,604	31,681,108

NQL DRILLING TOOLS INC. – Consolidated Statements of Deficit

Years ended December 31, 2004 and 2003
(thousands of Canadian dollars, except share and per share data)

	2004	2003
(DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR	$ (23,220)	$ 35,909
CHANGE IN ACCOUNTING POLICY (Note 2)	(2,664)	-
(DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR, AS RESTATED	(25,884)	35,909
NET LOSS FOR THE YEAR	(37,235)	(59,129)
DEFICIT, END OF YEAR	$ (63,119)	$ (23,220)

NQL DRILLING TOOLS INC. – Consolidated Statements of Cash Flows
Years ended December 31, 2004 and 2003
(thousands of Canadian dollars, except share and per share data)

Net inflow (outflow) of cash related to the following activities	2004	2003
OPERATING ACTIVITIES		
Loss from continuing operations	$ (5,971)	$ (41,909)
Items not affecting cash		
Amortization	8,559	13,937
Goodwill impairment (Note 10)	-	19,530
Amortization of deferred financing costs (Note 8)	453	461
Stock-based compensation (Note 13)	832	-
Other expenses (Note 18)	2,893	5,207
Future income taxes (Note 9)	(3,997)	(6,661)
Equity loss (Note 4)	-	32
	2,769	(9,403)
Net change in operating working capital items from continuing operations	(871)	(1,173)
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	1,898	(10,576)
CASH (USED IN) PROVIDED BY DISCONTINUED OPERATIONS	(3,337)	19,913
TOTAL CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,439)	9,337
FINANCING ACTIVITIES		
Bank indebtedness - net	(9,212)	(9,516)
Repurchase of capital stock (Note 13)	(868)	-
Issuance of capital stock	45	45,385
Proceeds from long-term debt	35,461	12,463
Repayment of long-term debt	(65,269)	(42,047)
Cash used in discontinued operations	-	(6,270)
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(39,843)	15
INVESTING ACTIVITIES		
Other assets	(18)	(841)
Proceeds on disposal of assets held for sale (Notes 4 and 18)	1,101	-
Deferred charges	(650)	(998)
Purchase of capital assets	(4,135)	(6,761)
Cash provided by (used in) discontinued operations	45,274	(275)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	41,572	(8,875)
INCREASE IN CASH	290	477
CASH, BEGINNING OF YEAR	2,031	1,554
CASH, END OF YEAR	$ 2,321	$ 2,031
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$ 2,692	$ 9,745
Income taxes received	$ 2,086	$ 486

(thousands of Canadian dollars, except share and per share data)

1. OPERATIONS

NQL Drilling Tools Inc. (the "Company"), through its subsidiaries, provides downhole tools, services and technology used primarily in drilling applications in the oil and gas, environmental and utilities industries on a worldwide basis.

2. CHANGE IN ACCOUNTING POLICY

Stock-based compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments." The revised Section 3870 requires that the fair value of common share purchase options be recorded in the financial statements over the vesting period of the stock options. The Company has retroactively applied this standard, without restatement of prior periods. Accordingly, on January 1, 2004, the deficit was increased by $2,664, contributed surplus was increased by $2,645, and capital stock was increased by $19 to account for the stock option expense that would have been charged to earnings in 2002 and 2003 with respect to all options granted since January 1, 2002.

If the Company had expensed the fair value of options in the prior year, the net loss would have increased by $2,016 ($0.06 per common share) resulting in a pro forma net loss of $61,145 ($1.93 per common share).

Asset retirement obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations," which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of Section 3110 did not have an impact on the Company's results from operations or its financial position.

Discontinued operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations." Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

3. ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Principles of consolidation

The financial statements of entities that are controlled by the Company, referred to as subsidiaries, are consolidated. Entities that are not controlled but over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method. All intercompany balances and transactions have been appropriately eliminated.

3. ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the year. Significant estimates include the allowance for doubtful accounts, valuation of goodwill, future income taxes, valuation of deferred development costs, inventory obsolescence and useful lives of capital assets. Management believes its estimates to be appropriate; however, actual results could differ from these estimates.

Foreign exchange translation

Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Foreign currency revenue and expenses are translated into Canadian dollars at rates of exchange at the time of such transactions. Foreign operations are considered to be self-sustaining and are converted from their respective functional currencies to Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the year-end exchange rates and items included in the consolidated statements of operations, deficit and cash flow are translated at weighted-average rates.

The U.S. dollar is considered to be the functional currency of the Company's subsidiaries in Venezuela, Bolivia, Argentina and Mexico as most of the activities are conducted in U.S. dollars. Accordingly, the operations of these subsidiaries are translated from the local currency into U.S. dollars using the temporal method, whereby monetary assets and liabilities are translated at the year-end rate of exchange, non-monetary assets and liabilities are translated at the historical rate of exchange and items included in the consolidated statements of operations are translated at weighted-average rates with resulting exchange gains or losses included in the determination of earnings. The U.S. dollar financial statements of these subsidiaries are then translated into Canadian dollars using the current rate method as described above.

The cumulative translation adjustment represents the net unrealized foreign currency loss on the Company's net investment in its self-sustaining foreign subsidiaries.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on deposit. Bank indebtedness, consisting of a revolving operating loan, is not included in cash and cash equivalents for purposes of the consolidated statements of cash flow because it does not fluctuate frequently from being positive to overdrawn and is, therefore, considered a financing activity.

Inventory

Spare parts and raw materials are valued at the lower of weighted-average cost and net realizable value. Inventory for resale and work-in-progress are valued at the lower of cost and net realizable value, where cost includes the cost of raw materials, direct labour and manufacturing overhead.

Capital assets

Capital assets are recorded at cost and are amortized over their estimated useful lives, beginning when they are put into use, at the following rates and methods:

Buildings	4% declining balance
Shop equipment	10% to 20% declining balance
Office equipment	20% declining balance
Automotive equipment	30% declining balance
Downhole tools	10% to 20% straight-line, 0% to 25% residual value
Leasehold improvements	Over the term of the lease

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

3. ACCOUNTING POLICIES (CONTINUED)

Effective October 1, 2004, the Company changed the estimated useful life for certain downhole tools from 10 to 5 years and the residual value from 0% to 25%. This change was made to better reflect the estimated useful life and residual values of these assets. The impact to the financial results for 2004 resulted in an increase to amortization expense of approximately $400.

Deferred charges

Deferred charges include development costs and technology of downhole tools and costs associated with securing new financing. Deferred development costs and technology of downhole tools are amortized straight-line over 5 and 10 years based on the estimated economic life of the downhole tool. Deferred financing costs are amortized on a straight-line basis over the term of the debt facility.

Intangible assets and goodwill

Intangible assets with indefinite lives and goodwill are recorded at cost, not amortized and tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite lives (intangible assets subject to amortization) are annually reviewed in respect of their useful lives. The test is applied to each of the Company's reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill). As at December 31, 2004 and 2003, the Company had no indefinite life intangible assets.

When the carrying value of goodwill (allocated to reporting units) exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. Consistent with current industry-specific valuation methods and recommendations for assessment, the Company uses a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

Revenue recognition

Specific revenue recognition policies for each of the Company's operating segments are as follows:

(a) Continuing operations

Tools:

Revenue from the rental of products is recognized upon determination of the amount to be invoiced based on usage by the customer. Revenue from the sale of products and delivery of services is recognized upon the passage of title or delivery of services to the customer. Sales of downhole tools are sometimes accompanied by service agreements in order to ensure proper servicing and repair of these tools. Revenue from service agreements is billed and recognized after the service and repair has been completed.

(b) Discontinued operations

Bits:

Revenue is recorded in the periods that the product is delivered for bits sold. Rental bit revenue is recorded on determination of the amount to be invoiced.

Fishing:

Revenue is earned on a daily basis through the provision of services to the customer and recognized accordingly.

Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying value.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided these benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(thousands of Canadian dollars, except share and per share data)

3. ACCOUNTING POLICIES (CONTINUED)

Stock-based compensation

The Company has a stock-based compensation plan, which is described in Note 13.

Commencing January 1, 2004, the fair value of common share purchase options is calculated at the date of grant and that value is recorded in the financial statements over the vesting period of those options. The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires that certain assumptions be made at the time the options are awarded, including the expected life of the option, the expected number of granted options that will vest and the expected volatility of the stock.

Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized as deferred charges in accordance with Canadian GAAP, once the Company has determined that commercialization criteria concerning the product or process have been met. These projects relate primarily to the development of new downhole tools or improvements to existing downhole tools. Amortization of these costs over the useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

Government assistance

The Company receives government assistance in the form of investment tax credits. Investment tax credits toward research and development expenditures, related to capital assets used for research and development, are credited against the cost of the related capital assets and all other assistance is credited against the related expenses as incurred.

Earnings per share

Basic earnings per common share is calculated using the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated on the basis of the weighted-average number of common shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the treasury stock method.

Employee future benefits

The Company accounts for employee future benefits in accordance with CICA Handbook Section 3461, which requires that all employee future benefits are accounted for on an accrual basis.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

(a) On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. ("Ackerman") for total proceeds of $1,425 U.S. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale at December 31, 2003. In accordance with CICA Handbook Section 3475, the Company determined that the net proceeds were less than the carrying value of the net assets sold as at December 31, 2003 and recorded a write-down of $2,502. As such, there was no gain or loss recorded on the sale in 2004.

(b) On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $22,863 (net of transaction costs of $1,452), of which $1,000 U.S. was held in escrow and included in accounts receivable (these funds were released in full in February 2005). For the year ended December 31, 2004, the Company recorded a total loss on sale of $4,535. Included in this loss is $2,779 representing the tax expense on the sale of goodwill which, in accordance with purchase accounting rules under GAAP, was not previously tax-affected.

(thousands of Canadian dollars, except share and per share data)

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

(c) On August 27, 2004, the Company sold its Bits Division through the sale of the outstanding shares of Diamond Products International, Inc. ("DPI") for proceeds of $20,507 (net of transaction costs of $1,233), of which $3,000 U.S. is held in escrow to be released over a one-year period based on the collection of certain foreign inventories and accounts receivable, and the satisfaction of general indemnification provisions. At December 31, 2004, the Company has received $1,500 U.S. of the escrowed funds with the remaining balance included in accounts receivable. For the year ended December 31, 2004, the Company recorded a total loss on sale of $25,700. Included in this loss is $8,919, representing the realization of the cumulative translation adjustment balance on the disposition (Note 14).

(d) On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $976. For the year ended December 31, 2004, the Company recorded a gain on sale of $728. Included in this gain is $221 representing the realization of the cumulative translation adjustment balance on the disposition (Note 14).

(e) On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Company's Board of Directors. Throughout 2004, management carried out an active program to locate a buyer, which included engaging a third party business advisor to assist in the sales process. Throughout the process, the Company received several indications of interest from various parties in South America and had continued dialogue with several parties up until the end of November 2004. However, at this time, none of these parties have decided to proceed with a transaction. As a result, the Company has terminated the sales process with its advisor in South America.

At December 31, 2003, the assets of this operation were written down to their estimated fair value net of disposition costs. For reporting purposes, these assets are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the December 31, 2003 reported amounts, which management believes represent the lower of fair value and the depreciated book value had the assets not been classified as held for sale. Amortization of these assets recommenced in December 2004. Current and prior year's operating results, cash flows and balance sheets for this business have been returned to continuing operations in these consolidated financial statements.

As a result of the discontinued operations treatment of Ackerman, the Fishing Division, the Bits Division and the Mexican operations, the current and prior year's operating results and cash flows have been presented separately in the consolidated statements of operations and cash flow. Prior year's assets and liabilities have been reclassified and included in assets and liabilities held for sale.

Assets held for sale

In April 2004, the Company sold its 20% investment in RTI, LLC. ("RTI") and related RTI assets for total proceeds of $600 U.S. RTI was an entity that had developed proprietary technology related to certain casing exiting systems. At December 31, 2003, these assets were written down to fair value net of estimated disposition costs. For reporting purposes, these assets have been presented separately as current assets held for sale at December 31, 2003.

In November 2004, the Company sold its test rig for net proceeds of $1,101. At June 30, 2004, the test rig had been written down to $650, which is management's estimate of its fair value less estimated disposal costs. For reporting purposes, the test rig has been presented as a long-term asset held for sale at December 31, 2003.

On December 19, 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM MWD ("EM") wireless guidance assets and related technology. Throughout the past year, with the assistance of a business advisor, the Company actively marketed these assets. Although there was significant interest in the product line, no party was able to meet management's expectations related to value. As such, the sales process related to EM has been terminated and management is now turning its attention to developing EM for the long-term as an integral part of the Company. At June 30, 2004, these assets were written down to their estimated fair value net of disposition costs. For reporting purposes, the assets of this business are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the June 30, 2004 reported amounts, which management believes represent the lower of fair value and the depreciated book value had the assets not been classified as held for sale. The comparative figures for 2003 have also been reclassified accordingly. Amortization of these assets recommenced in October 2004.

(thousands of Canadian dollars, except share and per share data)

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

At December 31, 2004, there were no longer any amounts included in the consolidated balance sheet relating to discontinued operations or assets held for sale. Amounts included in the consolidated balance sheet relating to discontinued operations and the assets held for sale as at December 31, 2003 are as follows:

	December 31, 2003				
	Ackerman	Fishing	Bits	Mexico	Total
Current assets held for sale					
Discontinued operations					
Cash	$ 454	$ -	$ -	$ -	$ 454
Accounts receivable	666	4,708	5,236	-	10,610
Inventory	462	1,840	7,663	-	9,965
Prepaid expenses	5	50	135	-	190
Capital assets	421	-	-	-	421
	2,008	6,598	13,034	-	21,640
Assets held for sale					
RTI inventory					425
Other assets (1)					287
					712
Current assets held for sale					$ 22,352
Long-term assets held for sale					
Discontinued operations					
Capital assets	$ -	$ 12,298	$ 2,930	$ 2,180	$ 17,408
Goodwill	-	10,888	20,758	-	31,646
Deferred charges	-	-	4,054	-	4,054
	-	23,186	27,742	2,180	53,108
Assets held for sale					
Research and development equipment (test rig)					800
Long-term assets held for sale					$ 53,908
Current liabilities held for sale					
Discontinued operations					
Accounts payable and accrued liabilities	$ 219	$ 2,328	$ 4,158	$ -	$ 6,705
Bank indebtedness	431	-	2,473	-	2,904
	$ 650	$ 2,328	$ 6,631	$ -	$ 9,609
Long-term liabilities held for sale					
Discontinued operations					
Future income taxes	$ -	$ 1,743	$ 1,467	$ -	$ 3,210

(thousands of Canadian dollars, except share and per share data)

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONTINUED)

Results of discontinued operations are as follows:

	For the year ended December 31, 2004				
	Ackerman	Fishing	Bits	Mexico	Total
Revenue	$ -	$ 13,727	$ 13,392	$ 211	$ 27,330
Income (loss) before goodwill					
impairment - net of income taxes	$ -	$ 1,556	$ (902)	$ (2,411)	$ (1,757)
(Loss) gain on sale - net of income taxes	-	(3,335)	(9,000)	728	(11,607)
Write-down of discontinued operations					
to fair value, less cost to sell - net					
of income taxes	-	(1,200)	(16,700)	-	(17,900)
Loss from discontinued operations	$ -	$ (2,979)	$ (26,602)	$ (1,683)	$ (31,264)

	For the year ended December 31, 2003				
	Ackerman	Fishing	Bits	Mexico	Total
Revenue	$ 9,332	$ 21,244	$ 27,003	$ 1,724	$ 59,303
(Loss) Income before goodwill					
impairment - net of income taxes	$ (667)	$ 1,438	$ 1,693	$ (443)	$ 2,021
Goodwill impairment (2,3)	(4,039)	-	(12,700)	-	(16,739)
Write-down of discontinued operations					
to fair value, less cost to sell - net					
of income taxes	(2,502)	-	-	-	(2,502)
(Loss) income from discontinued					
operations	$ (7,208)	$ 1,438	$ (11,007)	$ (443)	$ (17,220)

Included in the (loss) income before goodwill impairment for the year are income tax expenses of $663 (2003 - income tax recovery of $639).

(1) Other assets as at December 31, 2003, included the Company's 20% investment in RTI, a company formed to develop technology related to a new downhole tool. This investment was accounted for using the equity method of accounting. For the year ended December 31, 2003, the Company recorded an equity loss from this investment of $32 which, due to the insignificance of the amount, has been included in revenue on the consolidated statement of operations. During 2003, the Company incurred license fees of $87 to RTI. At December 31, 2003, the carrying value of the investment and the book value of the investee's net assets were not materially different.

(2) In conjunction with the Company's annual impairment test of goodwill, it was determined that $4,039 of goodwill arising from the July 1, 2000 acquisition of Ackerman was impaired. The circumstances that contributed to this goodwill impairment included a slowdown in the utility industry and a general decline in Ackerman's business activity.

(3) In conjunction with the Company's annual impairment test of goodwill, it was determined that $12,700 of goodwill arising from the August 29, 2002 acquisition of DPI was impaired. The circumstances that contributed to this goodwill impairment relate to a slowdown in U.S. deep water drilling, political unrest in Nigeria and Venezuela, and increased competition.

(thousands of Canadian dollars, except share and per share data)

5. INVENTORY

	2004	2003
Raw materials	$ 852	$ 715
Work-in-progress	473	636
Spare parts	17,306	21,384
Inventory for resale	1,084	1,387
	$ 19,715	$ 24,122

6. OTHER ASSETS

	2004	2003
Value added tax	$ 130	$ 211
Other	23	39
	153	250
Current portion (included in prepaid expenses)	13	128
	$ 140	$ 122

7. CAPITAL ASSETS

	2004		
	Cost	Accumulated Amortization	Net Book Value
Land	$ 3,077	$ -	$ 3,077
Buildings	13,267	2,950	10,317
Downhole tools	57,239	19,203	38,036
Shop equipment	22,666	10,770	11,896
Office equipment	3,785	2,933	852
Automotive equipment	2,041	1,522	519
Leasehold improvements	453	353	100
	$ 102,528	$ 37,731	$ 64,797

	2003		
	Cost	Accumulated Amortization	Net BookValue
Land	$ 3,430	$ -	$ 3,430
Buildings	13,196	2,355	10,841
Downhole tools	63,381	17,889	45,492
Shop equipment	21,949	10,018	11,931
Office equipment	3,862	2,581	1,281
Automotive equipment	1,661	1,525	136
Leasehold improvements	436	327	109
	$ 107,915	$ 34,695	$ 73,220

(thousands of Canadian dollars, except share and per share data)

7. CAPITAL ASSETS (CONTINUED)

Amortization of capital assets for the year amounted to $8,182 (2003 - $10,395).

A significant portion of the downhole tool assets is subject to operating leases of a short-term nature offered to customers, resulting in lease revenue equal to approximately 53% (2003 - 44%) of the total revenue.

8. DEFERRED CHARGES

	2004		
	Cost	Accumulated Amortization	Net Book Value
Development costs and technology of downhole tools	$ 2,746	$ 1,813	$ 933
Other	995	739	256
	$ 3,741	$ 2,552	$ 1,189
	2003		
	Cost	Accumulated Amortization	Net BookValue
Development costs and technology of downhole tools	$ 3,057	$ 1,262	$ 1,795
Other	1,586	1,300	286
	$ 4,643	$ 2,562	$ 2,081

Amortization of deferred charges for the year amounted to $830 (2003 - $1,803) of which $453 (2003 - $461) related to deferred costs of obtaining debt financing has been charged to interest expense. Included in total amortization was $282 (2003 - $1,204) related to development costs and technology of downhole tools.

Development costs and technology of downhole tools written off during the year amounted to $152 (2003 - nil). Development costs and technology of downhole tools deferred during the year amounted to nil (2003 - $458).

For the year ended December 31, 2003, the Company determined that $2,200 of deferred charges, relating to development and patent costs associated with EM, were impaired. The Company gained access to this technology through its May 15, 2001 acquisition of Northstar Drilling Systems Inc. The circumstances that contributed to this impairment included a slowdown in the utility industry, lower margins than anticipated and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts. This non-cash charge has been charged to amortization expense.

Research costs of $169 (2003 - $12) were expensed during the year.

(thousands of Canadian dollars, except share and per share data)

9. INCOME TAXES

The following is a reconciliation of income taxes to the income tax provision included in the consolidated statements of operations, calculated at the Canadian combined federal and provincial income tax rate of approximately 34% (2003 - 36%).

	2004	2003
Recovery of income taxes based on statutory tax rates	$ 3,373	$ 11,144
Increase (decrease) related to:		
Large corporations tax	-	(200)
Non-deductible items	(427)	(216)
Foreign tax rate differential	297	(1,484)
Other	1,025	(436)
Change in future income taxes resulting from		
tax rate reduction	(318)	(232)
	$ 3,950	$ 8,576
Current income tax (expense) recovery	$ (47)	$ 1,915
Future income tax recovery	3,997	6,661
	$ 3,950	$ 8,576

Future income taxes are recognized for consequences attributed to estimated differences between the financial statement carrying value of existing assets and liabilities, and their respective income tax bases.

Future income taxes are comprised of:

	2004	2003
Future income tax assets		
Tax benefits on loss carry-forwards and tax credits	$ 15,446	$ 14,346
Reserves and contingencies	2,974	1,497
Share issuance costs	856	988
Other	116	468
Less valuation allowance	(3,579)	(3,476)
Future income tax assets	15,813	13,823
Future income tax liabilities		
Capital, intangible and other assets	(6,739)	(5,855)
Other	(70)	(440)
Future income tax liabilities	(6,809)	(6,295)
Future income tax assets - net	$ 9,004	$ 7,528
Classified as:		
Current asset	$ 3,050	$ -
Long-term asset	6,717	9,314
Long-term liability	(763)	(1,786)
Future income tax assets - net	$ 9,004	$ 7,528

For income tax purposes, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $43,053 (2003 - $36,405), which are available to offset income to specific entities of the consolidated group in future periods. The non-capital loss carry-forwards expire at various times to the end of 2023 with $14,189 expiring in 2010. Of the non-capital loss carry-forwards, $32,521 (2003 - $26,910) has been recognized in these consolidated financial statements.

(thousands of Canadian dollars, except share and per share data)

10. GOODWILL

	2004	2003
Balance, beginning of year	$ 2,744	$ 22,274
Goodwill impairment	-	(19,530)
Balance, end of year	$ 2,744	$ 2,744

Upon completion of the Company's annual goodwill impairment test as at June 30, 2004 and 2003, the Company determined that the goodwill of certain of its businesses was impaired. These non-cash goodwill impairment amounts were as follows:

	2004	2003
Northstar Drilling Systems Inc.	$ -	$ 19,310
Other	-	220
Total goodwill impairment	$ -	$ 19,530

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. included a slowdown in the utility industry, lower margins than anticipated and lower than projected business activity due to slower customer product acceptance resulting in lower sales growth forecasts.

11. BANK INDEBTEDNESS

At December 31, 2004, bank indebtedness consisted of two revolving, operating loans secured by accounts receivable, inventory and general security agreements. The revolving, operating loans, restricted to specific margin requirements, were limited to a maximum amount of $20,000 and Euros 274 and bore interest at prime plus 1% and prime plus 1.5%, respectively. Interest expense from continuing operations on bank indebtedness during the year was $814 (2003 - $2,094). Total interest expense on bank indebtedness during the year was $814 (2003 - $2,191). The total bank indebtedness at December 31, 2003, denominated in U.S. dollars is nil (2003 - $2,243 U.S.). The total bank indebtedness at December 31, 2004, denominated in Euros is nil (2003 - Euros 212).

On January 29, 2004, the Company completed a $55,000 debt financing package, which included a $20,000 (maximum limit) revolving operating facility (Note 12). Part of the proceeds from this new debt was used to repay operating loans previously held. As a portion of the bank indebtedness existing at December 31, 2003, was repaid from the proceeds of new, long-term financing facilities completed subsequent to December 31, 2003, that portion was excluded from current liabilities as follows:

	2004	2003
Total bank indebtedness	$ 894	$ 21,658
Less amount included in long-term debt (Note 12)	-	11,552
Current portion of bank indebtedness	$ 894	$ 10,106

(thousands of Canadian dollars, except share and per share data)

12. LONG-TERM DEBT

	2004	2003
Canadian term loan payable in quarterly principal payments of $1,250 beginning April 30, 2004, and due October 31, 2005, bearing interest at prime plus 1.25% and secured by a general security agreement providing first charge on all assets of the Company and its Canadian and U.S. subsidiaries	$ 4,750	$ -
Vehicle loans and leases payable, bearing interest at rates varying from 0% to 8%, due on dates ranging from January 2005 to December 2007 and secured by specific assets with a net book value of $493	440	93
Capital loan repaid during the year, bearing interest at prime plus 1% and secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries	-	12,000
Bank indebtedness (Note 11)	-	11,552
Liquidity note repaid during the year, bearing interest at 24% and secured by a second charge on the assets of the Company as well as guarantees from certain subsidiaries	-	6,000
Bridge loan repaid during the year, bearing interest at prime plus 1% and secured by a general security agreement providing first charge on all assets of the Company and its subsidiaries	-	3,426
Mortgage repaid during the year, bearing interest at 6.5% and secured by a first charge on the subject real estate	-	1,461
Promissory note repaid during the year and secured by assets previously held in the Company's Mexican subsidiary	-	371
Instalment sale agreement repaid during the year, bearing interest at 5% and secured by the subject real estate	-	346
Other	307	261
	5,497	35,510
Less current portion	4,927	11,602
	$ 570	$ 23,908

The total long-term debt at December 31, 2004, denominated in U.S. dollars is $347 U.S. (2003 - $1,761 U.S.).

Interest from continuing operations on long-term debt during the year amounted to $1,709 (2003 - $4,070). Total interest on long-term debt during the year amounted to $1,718 (2003 - $4,135).

On January 29, 2004, the Company completed a debt-refinancing package with HSBC Bank Canada and HSBC Bank USA. Under the terms of this new agreement, HSBC Bank Canada provided a $15,000 term loan ("Canadian Term Loan") and a $20,000 (maximum limit) operating loan and HSBC Bank USA provided a $7,500 U.S. refinancing loan ("U.S. Refinancing Loan") and a $7,500 U.S. term loan ("U.S. Term Loan").

The proceeds of the January 29, 2004, long-term financings were used to repay the capital loan ($12,000), the liquidity note ($6,000), the bridge loan ($3,426) and bank indebtedness ($11,552).

In February 2004, the Company repaid $1,000 U.S. of the U.S. Term Loan from the proceeds of the Ackerman sale. In April 2004, the Company repaid $300 U.S. of the U.S. Term Loan from the proceeds of the RTI sale. In August 2004, the Company repaid in full the U.S. Refinancing Loan and the U.S. Term Loan and repaid $6,500 of the Canadian Term Loan from the proceeds of the sales of its Fishing and Bits divisions (Note 4). In October 2004, the Company repaid in full the Mortgage and the Installment Sale Agreement.

The aggregate principal repayments required to meet the long-term debt obligations in each of the next five years are as follows:

2005	$ 4,927
2006	155
2007	99
2008	9
2009 and thereafter	307

(thousands of Canadian dollars, except share and per share data)

13. CAPITAL STOCK

Authorized
Unlimited Class A voting common shares without nominal or par value
Unlimited Class B non-voting common shares without nominal or par value
Changes in the Company's common shares outstanding during 2004 and 2003 are as follows:

	2004		2003	
	Number	Amount	Number	Amount
Issued				
Common shares				
Class A common shares				
Balance, beginning of year	42,600,844	$ 180,665	27,530,603	$ 134,581
Change in accounting policy	-	19	-	-
Stock options exercised	15,000	45	33,500	157
Shares repurchased and				
cancelled (a)	(722,100)	(3,062)	-	-
Private placement (c)	-	-	7,936,600	24,129
Rights offering (d)	-	-	7,100,141	21,798
Balance, end of year	41,893,744	177,667	42,600,844	180,665
Warrants				
Balance, beginning of year	179,535	808	189,535	808
Cancelled or expired (b)	(77,409)	(191)	(10,000)	-
Balance, end of year	102,126	617	179,535	808
		$ 178,284		$ 181,473

There are no outstanding Class B common shares.

(a) In October 2004, the Company received regulatory approval from the Toronto Stock Exchange to purchase up to 2,130,792 of its outstanding Class A common shares through a normal course issuer bid. The bid commenced October 15, 2004, and will terminate on October 14, 2005. In the fourth quarter of 2004, 722,100 Class A common shares were purchased for cancellation at an average cost of approximately $1.20 per share for total cash consideration of $868. The average-stated value per common share of approximately $4.24 exceeded the average cost to purchase for cancellation with the difference of $2,194 being recorded as contributed surplus.

(b) During the year, 77,409 warrants were cancelled or expired resulting in $191 being reallocated from capital stock to contributed surplus.

(c) In September 2003, the Company completed a private placement of 7,936,600 Class A common shares at a price of $3.15 per share, resulting in total gross proceeds of $25,000. Expenses related to the private placement, net of future income taxes of $423, amounted to $871. Net proceeds to the Company of approximately $23,706 were used to repay $21,500 of debt with the remaining funds used for working capital purposes.

(d) In October 2003, the Company completed a Rights Offering at an exercise price of $3.15 per share, resulting in the issuance of 7,100,141 Class A common shares and gross proceeds of $22,365. Expenses related to the Rights Offering, net of future income taxes of $276, amounted to $567. Net proceeds to the Company of $21,522 were used to repay $13,674 of debt with the remaining funds used for working capital purposes.

(thousands of Canadian dollars, except share and per share data)

13. CAPITAL STOCK (CONTINUED)

Changes in the Company's share purchase warrants outstanding during 2004 and 2003 are as follows:

	2004		2003	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Outstanding, beginning of year	179,535	$ 3.49	189,535	$ 3.57
Cancelled or expired	(77,409)	4.44	(10,000)	5.00
Outstanding, end of year	102,126	$ 2.76	179,535	$ 3.49

At December 31, 2004, all outstanding warrants were completely vested and expire on dates ranging from January 2005 to December 2011. Subsequent to year-end, 5,000 share purchase warrants expired with an exercise price of $6.00.

Stock-based compensation plan

The Company maintains an Employee, Director and Consultant Stock Option Plan under which the Company may grant options for up to 5,400,000 shares of Class A common stock of the Company at an exercise price equal to the market price of the Company's stock at the date of grant. Options awarded are exercisable for a period of up to 10 years. Typical vesting arrangements provide for partial vesting at the date of grant with the balance of options vesting over four years.

A summary of the status of the Company's stock option plan as at December 31, 2004 and 2003, and changes during the years ended on those dates is presented below:

	2004		2003	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Outstanding, beginning of year	3,471,165	$ 4.00	870,829	$ 7.25
Granted	750,000	1.02	2,912,500	3.32
Exercised	(15,000)	3.00	(33,500)	4.69
Cancelled or expired	(2,298,665)	4.00	(278,664)	7.00
Outstanding, end of year	1,907,500	$ 2.83	3,471,165	$ 4.00

The following table summarizes information about stock options outstanding as at December 31, 2004:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding December 31, 2004	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable December 31, 2004	Weighted-Average Exercise Price
$1 - $6	1,703,000	4.21 years	$ 2.24	536,000	$ 2.60
$6 - $9	194,500	6.04 years	7.59	194,500	7.59
> $9	10,000	2.92 years	10.90	10,000	10.90
$1 - $11	1,907,500	4.39 years	$ 2.83	740,500	$ 4.02

(thousands of Canadian dollars, except share and per share data)

13. CAPITAL STOCK (CONTINUED)

For the year ended December 31, 2004, the Company recorded compensation expense relating to stock options totalling $832 with an offsetting increase to contributed surplus.

The fair value of each option grant by the Company was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.57% (2003 - 4.14%), an average life of five years and a volatility of 60.86% (2003 - 57.36%). The amounts computed, according to the Black-Scholes pricing model, may not be indicative of the actual values realized upon the exercise of these options by the holders.

Contributed surplus

The following table summarizes the changes in contributed surplus during 2004 and 2003.

	2004	2003
Opening balance	$ -	$ -
Change in accounting policy (Note 2)	2,645	-
Shares repurchased and cancelled	2,194	-
Stock-based compensation	832	-
Expiry of share purchase warrants	191	-
	$ 5,862	$ -

14. CUMULATIVE TRANSLATION ADJUSTMENT

The cumulative translation adjustment represents the net unrealized foreign currency translation loss on the Company's net investment in self-sustaining foreign operations.

The changes in this account are as follows:

	2004	2003
Cumulative unrealized (loss) gain, beginning of year	$ (19,394)	$ 7,257
Unrealized loss for the year on translation of net investment	(4,626)	(26,131)
Realized loss on sale of DPI (Note 4)	8,919	-
Realized gain on sale of Mexican assets (Note 4)	(221)	-
Realized loss from reduction in net investment of foreign subsidiaries	-	(520)
Cumulative unrealized loss, end of year	$ (15,322)	$ (19,394)
U.S. dollar exchange rate, end of year	1.2048	1.2946
Euro exchange rate, end of year	1.6438	1.6256

The change in cumulative translation adjustment is primarily related to the change in the rate of exchange between the Canadian dollar and the U.S. dollar and the effect this change has on the assets and liabilities of the Company's self-sustaining foreign subsidiaries.

(thousands of Canadian dollars, except share and per share data)

15. GUARANTEES

The Company has agreements in place to indemnify its Directors and Officers for certain events or occurrences while the Director or Officer is or was serving at the Company's request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company's financial position or operating results.

In conjunction with the sale of the Fishing and Bits divisions, the Company agreed to standard indemnification provisions, resulting in a portion of the proceeds being placed in escrow for periods of six months and one year, respectively (Note 4). Management is not aware of any material issues that would impact the recoverability of these amounts other than as provided for in the consolidated financial statements.

16. COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to future payments under operating leases and employment contracts as follows:

2005	$	919
2006		382
2007		221
2008		121
2009		20

Contingencies

(a) A claim for $1,200 U.S. has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

(b) The Canada Revenue Agency ("CRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1997 to 2002. The Company anticipates that this matter will go before Competent Authority, comprised of representatives of the CRA and the Internal Revenue Service of the United States. Due to the nature of the matter, the amount of the loss, if any, is not determinable, and therefore, no amounts have been accrued in these consolidated financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $6,800. At December 31, 2004, the Company had loss carry-forwards available, which could be used to reduce the cash impact of any assessment by approximately $5,400. Management will continue to work with its advisors to resolve this issue.

17. INTEREST EXPENSE

	2004	2003
Interest on long-term debt (Note 12)	$ 1,709	$ 4,070
Interest on bank indebtedness (Note 11)	814	2,094
Other	36	2,790
	$ 2,559	$ 8,954

(thousands of Canadian dollars, except share and per share data)

18. OTHER EXPENSES

	2004	2003
Write-down of EM assets (a)	$ 2,900	$ -
(Gain on sale) write-down of research and development equipment (b)	(301)	1,117
Write-down of Bolivian assets (c)	-	2,852
Write-off of advances to Newburgh Industries Ltd. (d)	-	805
Other	294	433
	$ 2,893	$ 5,207

(a) On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of the Company's EM wireless guidance assets and related technology. As a result of this decision, this equipment was marketed for sale by third party business advisors during 2004. The various indications of value arising from the sale process indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2,900. Accordingly, the Company has recorded an impairment loss of $2,900 during the year.

(b) On December 19, 2003, the Board of Directors of the Company approved a formal plan to dispose of certain research and development equipment (test rig). As a result of this decision, the Company recorded an impairment loss of $1,117 during 2003 to write down the carrying value of the asset to its estimated fair value less disposal costs. In November 2004, the Company sold its research and development equipment (test rig) for net proceeds of $1,101 resulting in a gain on sale of $301.

(c) On December 19, 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Board of Directors. Accordingly, at December 31, 2003, the Bolivian assets were written down to fair value resulting in a loss of $2,852. The sales process was terminated in November 2004 and, as such, this loss has been reclassified to continuing operations (Note 4).

(d) The Company had made advances to Newburgh Industries Ltd. in exchange for an agreement in principle to acquire a 20% investment in this company. As a result of changes in circumstances, these advances were written off during 2003.

19. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution employee benefit plan covering a significant number of its employees. Depending on length of employment and plan participation, the Company either matches 50% or 100% of individual employee contributions to a maximum of fifteen hundred dollars. Employer matching contributions totalled $216 for the year ended December 31, 2004 (2003 - $443).

20. RELATED PARTY TRANSACTIONS

A former director and officer of the Company is a shareholder of a company that provided machining services in the amount of $104 during the year (2003 - $64). These transactions took place at normal commercial rates and terms.

During the year the Company paid interest and financing fees of $110 (2003 - $823) to CanFund VE Investors II, L.P., a significant shareholder of the Company.

21. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable and other like amounts that will result in future cash receipts as well as accounts payable and accrued liabilities, borrowings and other like amounts that will result in future cash outlays.

Interest rate risk

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk. For 2004, a 1% increase or decrease in interest rates would have reduced or increased earnings before income taxes by approximately $318.

Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. However, the Company has a large number of customers dispersed across many different geographical locations internationally which minimizes concentration of credit risk. In addition, significant customers include large, well-established, publicly traded corporations. Concentration of credit risk with respect to accounts receivable is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.

Currency risk

The Company is exposed to currency risk as a result of its export to foreign jurisdictions of goods produced in Canada. This risk is partially covered by purchases of goods and services in the foreign currency. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Fair value

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

22. LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the year, which was 42,491,604 (2003 – 31,681,108).

The inclusion of the Company's stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect on loss per common share and is therefore excluded from the computation. Consequently, there is no difference between basic loss per common share and diluted loss per common share.

(thousands of Canadian dollars, except share and per share data)

23. SEGMENTED INFORMATION

As a result of the decision to dispose of the Company's Bits and Fishing Divisions resulting in discontinued operations treatment of these segments (Note 4), the Company now operates in one reportable segment, the Tools Division.

The Company operates in the following geographical segments. Revenue is attributed to these geographical segments based on the country from which the product or service originates.

	2004	2003
Revenue		
Canada	$ 15,502	$ 16,320
United States	30,643	28,215
International	18,592	17,358
	$ 64,737	$ 61,893
Capital Assets		
Canada	$ 24,301	$ 24,265
United States	27,609	32,859
International	12,887	16,096
	$ 64,797	$ 73,220

24. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

NQL

DRILLING TOOLS inc.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Darren Stevenson, Corporate Controller, acting in the capacity of Chief Financial Officer of NQL Drilling Tools Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 31, 2005

(signed) *"Darren Stevenson"*
Darren Stevenson
Corporate Controller, acting in the capacity of Chief Financial Officer

NQL
DRILLING TOOLS inc.

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Kevin L. Nugent, President and Chief Executive Officer of NQL Drilling Tools Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of NQL Drilling Tools Inc. (the "issuer") for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 31, 2005

(signed) "*Kevin L. Nugent*"
Kevin L. Nugent
President and Chief Executive Officer

The following discussion and analysis of financial results should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004 and is based on information available to March 21, 2005. Additional information including NQL's Annual Information Form is available on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

Statements in this Management's Discussion and Analysis relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL, and other factors which are described in further detail in NQL's continuous disclosure filings.

DESCRIPTION OF BUSINESS

NQL Drilling Tools Inc., through its subsidiaries, provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

As a result of the decision to dispose of the Company's Bits and Fishing Divisions, resulting in discontinued operations treatment of these segments, the Company now operates in one reportable segment, the Tools Division.

The Tools Division operates in Canada, the United States and several international locations. This division designs, manufactures, services, rents and sells downhole drilling motors, EM-MWD wireless guidance systems, drilling jars, shock subs and a number of other downhole products.

OVERVIEW

Fiscal 2004 was a year of change for NQL, which included the disposal of two of its three operating divisions that resulted in a significant reduction in debt levels. In addition, major changes to the senior management team and the Board of Directors were implemented and efforts were made to streamline operations and reduce costs.

The major developments occurring in 2004 include the following:

- Early in 2004, the Company was able to refinance its debt and replace its former lenders with a new $55 million debt facility. Throughout 2004, the Company reduced this debt significantly, primarily through the proceeds received on the sale of the Fishing and Bits divisions. As a result, the Company exited 2004 with total debt, including operating lines (net of cash), of $4.1 million.

- Early in 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result of this process, the Company completed sales of its Fishing and Bits Divisions for net proceeds of $22.9 million and $20.5, respectively. As mentioned previously, the proceeds from these two transactions were used to repay debt.

- Other dispositions occurring during 2004 included:
  - The sale of all of the operating assets and liabilities of Ackerman International Corp., which closed in February 2004, for total proceeds of US$1.4 million
  - The sale of the Company's 20% interest in RTI, LLC and related inventory, which closed in April 2004, for total proceeds of US$0.6 million. RTI was an entity that owned and operated a proprietary casing exiting technology.
  - The discontinuance of the Company's casing services business in Mexico and the sale of related assets, which closed in September 2004 for proceeds of $1.0 million.
  - The sale of a test rig in November 2004 for net proceeds of $1.1 million.

- Upon completion of the strategic process in August 2004, several of the Company's directors stepped down to facilitate a reconstitution of a smaller Board of Directors suitable to the Company's current circumstances. This included R.T. (Tim) Swinton, Bruce Libin, Glen Roane and Derek Martin. Those joining the Board of Directors in 2004 included Dean Prodan and William Myers. Early in 2005, Pat Shouldice joined the Company's Board of Directors and was appointed Chairman shortly thereafter.

- In August of 2004, Dean Livingstone, former President, Chief Executive Officer and a director of the Company, left NQL to pursue other interests. As a result, Kevin Nugent, former Chief Financial Officer, was appointed President, Chief Executive Officer and a director of the Company.

- A decision was made in the fourth quarter of 2004, to terminate the sales process related to the Company's EM-MWD wireless guidance assets and related technology. This sales process was started late in 2003 independent of the Company's overall strategic process. This product line has now been restructured and is expected to have a meaningful impact on the future operating results of the Company.

- The sales process related to the sale of the Company's Bolivian operations was also terminated in the fourth quarter of 2004. This sales process was started late in 2003 independent of the Company's overall strategic process. Higher utilization of the Bolivian assets is expected as the operation is now focused on third party business as opposed to the production of components used in NQL's downhole tools.

- During 2004, the Company consolidated a number of its service locations in the United States which will result in greater efficiency for the Company. As well, the Company expanded its sales efforts in Canada and the United States to ensure better market penetration and a higher level of attention and service to its customers.

- The Company established a centralized global asset management team dedicated to reducing inventory levels, improving customer service and increasing asset utilization.

- During 2004, the Company settled material litigation in which it was the defendant. The claims against the Company alleged certain patent infringements and other related matters and sought damages totaling $40 million. The terms of settlement are confidential between the parties.

- In October 2004, the Company initiated a normal course issuer bid under which it acquired 722,100 shares at an average price of $1.20 per share.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS

During the third quarter of 2004, the Company disposed of its Fishing and Bits Divisions. As a result, these previously reportable operating segments have been accounted for on a discontinued basis and their current and prior year's operating results, cash flows and balance sheets have been presented separately as discontinued operations. This MD&A will focus on the continuing operations of the Company and the one remaining reportable segment (Tools Division).

Revenues

For the year ended December 31, 2004, NQL recorded revenue of $64.7 million. This represents an increase of $2.8 million (5%) over the $61.9 million recorded in 2003.

The increase in revenue resulted primarily from strong results in the Company's U.S. and international operations. The U.S. operations benefited from increased activity levels in the Rocky Mountain region, while international operations experienced significant increases in Venezuela and Holland.

Geographically, revenue was broken down between $15.5 million (2003 - $16.3 million) in Canada, $30.6 million (2003 - $28.2 million) in the United States and $18.6 million (2003 - $17.4 million) from various international locations, the largest of which were Venezuela at $6.3 million (2003 - $4.4 million) and Holland at $4.7 million (2003 - $2.8 million). International revenue for 2003 included a large sale of motors into Vietnam ($2.8 million) that was not replicated in 2004.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS (continued)

Expenses and Margins

Direct expenses for 2004 were $37.7 million compared to $34.7 million in 2003. This increase primarily relates to the higher revenue achieved during the year. In addition, effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs. This change is consistent with the shift in strategic focus for this product line from a rental/leasing model to a system sale model and was the primary reason for the reduction in gross margins to approximately 42% in 2004 compared to 44% in 2003.

General and Administrative

General and administrative expenses for the year decreased $9.1 million (30 percent) when compared to 2003 due in part to the efforts of management to reduce NQL's cost structure. Included in general and administrative expenses for the current year were $3.7 million of severance, restructuring and related charges compared to $7.1 million of similar type charges in 2003. In addition, as mentioned above, effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs, resulting in a reduction in general and administrative expenses compared to the prior year.

Amortization

Amortization expense declined by $5.3 million (39 percent) to $8.6 million in 2004 from $13.9 million in the prior year. The decline was caused by requirements under Canadian GAAP to cease amortizing assets once they are classified as held for sale. During the fourth quarter of 2003, the Board of Directors made the determination to dispose of several business units (including operations in Bolivia) and certain capital assets (including the EM-MWD product line) in conjunction with its overall restructuring efforts at which time a significant dollar value of capital assets were reclassified as held for sale. As a result, comparable 2003 figures include amortization on these assets held for sale whereas the 2004 figures do not. The decline on a year-to-date basis also relates to a $2.2 million charge included in amortization expense for 2003 relating to an impairment of deferred charges not replicated in 2004.

As the Company determined not to sell the EM-MWD product line effective October 1, 2004, amortization on those assets was restarted as of that date. In addition, as the Company determined not to sell its operations in Bolivia effective December 1, 2004, amortization on those assets was restarted as of that date. In addition, effective October 1, 2004 the Company changed its estimates related to the useful life and residual values of certain downhole tools which will have the effect of increasing annual amortization on these assets. All of these factors combined are expected to result in higher amortization expenses in 2005 than in 2004.

Interest

Interest expense for the year decreased significantly when compared to 2003 ($2.6 million compared to $9.0 million). The reduction is primarily due to a significant decrease in debt levels resulting from the proceeds of two equity issues in late 2003 and the proceeds from the sales of the Fishing and Bits divisions in the third quarter of 2004. In addition, during 2003 the Company was incurring punitive interest costs and fees charged by its former lenders as a result of the financial difficulties the Company was experiencing at that time.

Stock based compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options be recorded in the financial statements over the vesting period of the stock options. For the year ended December 31, 2004, the Company recorded compensation expense relating to stock options totaling $0.8 million. As the Company has retroactively applied this standard, without restatement of prior periods, there is no corresponding expense for the year ended December 31, 2003.

Other Expenses

During 2004, NQL recorded $2.9 million in other expenses compared to $5.2 million in 2003. The current year expenses include a $2.9 million write-down of the Company's EM-MWD wireless guidance assets and related technology (EM). These assets were actively marketed for sale throughout most of 2004 and various indications of value arising from the sale process indicated that the carrying value of these assets may exceed their fair value less estimated disposal costs by $2.9 million. Accordingly, an impairment charge was recorded.

Other expenses of $5.2 million recorded in 2003, relate primarily to a $2.9 million write-down of the Company's Bolivian assets in conjunction with an anticipated sale, a $1.1 million write-down of a drilling rig used for testing purposes and a $0.8 million write-off of advances to a third party foreign entity. Details regarding other expenses can be found in Note 18 to the 2004 consolidated financial statements.

Goodwill Impairment

In conjunction with the requirements under CICA Handbook Section 3062, the Company is required to annually test its goodwill for impairment. Upon completion of its annual impairment test at June 30, 2004, the Company determined that there was no impairment in the recorded value of goodwill.

In 2003, in conjunction with the Company's annual impairment test, it was determined that a non-cash charge of $36.2 million of goodwill, relating to certain of its businesses, was required. These businesses include Northstar Drilling Systems Inc. ($19.3 million), Diamond Products International, Inc. ($12.7 million) and Ackerman International Corp. ($4.0 million). The goodwill impairment related to Ackerman International Corp. and Diamond Products International, Inc. is included in the discontinued operations line on the consolidated statement of operations, as these businesses were disposed during the year. Therefore, the goodwill impairment from continuing operations was $19.5 million (includes $0.2 million related to goodwill written off associated with operations in Bolivia).

The circumstances that contributed to an impairment of the goodwill arising from the May 15, 2001 acquisition of Northstar Drilling Systems Inc. include a slowdown in the utility industry, lower margins than anticipated and lower than projected business activity due to slower than anticipated customer product acceptance.

The circumstances that contributed to a partial impairment of the goodwill arising from the August 29, 2002 acquisition of Diamond Products International, Inc. relate to a slowdown in US deep water drilling, political unrest in Nigeria and Venezuela and enhanced competition.

The circumstances that contributed to an impairment of the goodwill arising from the July 1, 2000 acquisition of Ackerman International Corp. include a slowdown in the utility industry and a general decline in Ackerman's business activity.

Discontinued Operations

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Company. In addition, during the first quarter of 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result, certain assets and operations of the Company were marketed for sale and sold during year. The details of these are as follows:

- Ackerman International Corp. - On February 5, 2004, the Company sold substantially all of the assets and liabilities related to Ackerman International Corp. for total proceeds of US$1.4 million. Accordingly, the results of these operations have been accounted for on a discontinued basis and the related net assets classified as held for sale at December 31, 2003. In accordance with CICA Handbook Section 3475, the Company determined that the net proceeds were less than the carrying value of the net assets sold as at December 31, 2003 and recorded a write-down of $2.5 million. As such, there was no gain or loss recorded on the sale in 2004.

- Fishing Division - On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division for proceeds of $22.9 million (net of transaction costs of $1.5 million), of which US$1.0 million was held in escrow and included in accounts receivable (these funds were released in full in February 2005). For the year ended December 31, 2004, the Company recorded a total loss on sale of $4.5 million. Included in this loss is $2.8 million representing the tax expense on the sale of goodwill, which in accordance with purchase accounting rules under GAAP, was not previously tax affected.

OVERALL PERFORMANCE/RESULTS OF OPERATIONS (continued)

- Bits Division (Diamond Products International, Inc.) - On August 27, 2004, the Company sold its Bits Division, through the sale of the outstanding shares of Diamond Products International, Inc. (DPI), for proceeds of $20.5 million (net of transaction costs of $1.2 million), of which US$3.0 million was held in escrow to be released over a one year period based on the collection of certain foreign inventories and accounts receivable and the satisfaction of general indemnification provisions. At December 31, 2004, the Company had received US$1.5 million of the escrowed funds with the remaining balance included in accounts receivable. For the year ended December 31, 2004, the Company recorded a total loss on sale of $25.7 million. Included in this loss is $8.9 million, representing the realization of the cumulative translation adjustment balance on the disposition.

- Mexican Operations - On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets for proceeds of $1.0 million. For the year ended December 31, 2004, the Company recorded a gain on sale of $0.7 million. Included in this gain is $0.2 million, representing the realization of the cumulative translation adjustment balance on the disposition.

- RTI - In April 2004, the Company sold its 20% investment in RTI, LLC. and related RTI assets for total proceeds of US$0.6 million. RTI was an entity that had developed proprietary technology related to certain casing exiting systems. At December 31, 2003, these assets were written down to fair value net of estimated disposition costs. For reporting purposes, these assets have been presented separately as current assets held for sale at December 31, 2003.

- Test Rig - In November 2004, the Company sold its test rig for net proceeds of $1.1 million. At June 30, 2004, the test rig had been written down to $0.7 million, management's estimate of its fair value less estimated disposal costs. For reporting purposes, the test rig was presented as a long-term asset held for sale at December 31, 2003.

- EM-MWD – In December 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM-MWD wireless guidance assets and related technology. Throughout 2004, with the assistance of a business advisor, the Company actively marketed these assets. Although there was significant interest in the product line, no party was able to meet management's expectations related to value. As such, the sales process related to the EM product line was terminated and management turned its attention to developing it for the long-term as an integral part of the Company. At June 30, 2004, these assets were written down to their estimated fair value, net of disposition costs. For reporting purposes, the assets of this business are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the June 30, 2004 reported amounts, which management believes represent the lower of fair value and the depreciated book value had the assets not been classified as held for sale. Amortization of these assets recommenced in October of 2004.

- Bolivian operations - In December 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Company's Board of Directors. Throughout 2004, management carried out an active program to locate a buyer, which included engaging a third party business advisor to assist in the sales process. Throughout the process, the Company received several indications of interest from various parties in South America and had continued dialogue with several parties up until the end of November 2004. However, at this time, none of these parties have decided to proceed with a transaction. As a result, the Company has terminated the sales process with its advisor in South America. At December 31, 2003, the assets of this operation were written down to their estimated fair value, net of disposition costs. For reporting purposes, these assets are no longer presented separately as assets held for sale and have been returned to their respective asset categories at the December 31, 2003 reported amounts, which management believes represent the lower of fair value and the depreciated book value had the assets not been classified as held for sale. Amortization of these assets recommenced in December of 2004. Current and prior year's operating results, cash flows and balance sheets for this business have been returned to continuing operations.

The loss from discontinued operations for the year was $31.3 million (2003 - $17.2 million). Included in the 2004 loss from discontinued operations are $17.9 million in after-tax losses related to writing down the assets to expected net realizable value (Bits Division - $16.7 million; Bolivia - $1.2 million), $11.6 million related to the net loss on dispositions (Bits Division – loss of $9.0 million; Fishing Division – loss of $3.3 million; Mexico – gain of $0.7 million) and $1.8 million related to the loss from operations, net of income taxes, for the Fishing Division, Bits Division and Mexican operations. Further details regarding discontinued operations can be found in Note 4 to the 2004 consolidated financial statements.

NET LOSS AND LOSS PER SHARE

Overall, the net loss for 2004 was $37.2 million ($0.88/share) compared to $59.1 million ($1.87/share) in 2003. The loss from continuing operations was $6.0 million ($0.14/share) for 2004 compared to the 2003 loss from continuing operations of $41.9 million ($1.32/share). Some specific factors that contributed to the Company's loss from continuing operations during the year include $2.9 million in other expenses (2003 - $5.2 million), $0.8 million related to stock based compensation (2003 – nil) and $3.7 million related to severance, restructuring and related charges (2003 - $9.3 million).

SELECTED ANNUAL INFORMATION

The following table sets forth certain financial information for the Company for 2002 to 2004:

(In thousands of Canadian dollars, except per share and share data)[1]	Year Ended Dec. 31, 2004	Year Ended Dec. 31, 2003	Year Ended Dec. 31, 2002
REVENUE	$ 64,737	$ 61,893	$ 62,539
LOSS FROM CONTINUING OPERATIONS	$ (5,971)	$ (41,909)	$ (6,664)
- PER COMMON SHARE - BASIC	$ (0.14)	$ (1.32)	$ (0.28)
- PER COMMON SHARE - DILUTED	$ (0.14)	$ (1.32)	$ (0.28)
NET LOSS	$ (37,235)	$ (59,129)	$ (5,877)
- PER COMMON SHARE - BASIC	$ (0.88)	$ (1.87)	$ (0.24)
- PER COMMON SHARE - DILUTED	$ (0.88)	$ (1.87)	$ (0.24)
TOTAL ASSETS	$ 123,036	$ 212,462	$ 305,578
TOTAL LONG TERM FINANCIAL LIABILITIES	$570	$ 23,908	$ 2,114
DIVIDENDS DECLARED	-	-	-
AVERAGE SHARES OUTSTANDING – BASIC	42,491,604	31,681,108	23,990,324
AVERAGE SHARES OUTSTANDING – DILUTED	42,491,604	31,762,624	24,248,325
SHARES OUTSTANDING AT YEAR-END	41,893,744	42,600,844	27,530,603

(1) This financial data has been prepared in accordance with GAAP.

As disclosed in Note 4 to the consolidated financial statements and discussed in this MD&A, Ackeman International Corp., the Fishing Division, the Bits Division and the Company's Mexican operations have been accounted for as discontinued operations in 2004. Prior years' information has been restated accordingly.

As discussed in the goodwill impairment section above, included in the loss from continuing operations for the year ended December 31, 2003 is a goodwill impairment charge of $19.5 million.

The reduction in long term financial liabilities during the year resulted primarily from the proceeds received on the sale of the Fishing and Bits divisions.

The increase in shares outstanding from 2002 to 2003 relates primarily to the two equity issues completed during 2003, which resulted in the issuance of approximately 15.0 million shares. See note 13 to the consolidated financial statements for further details.

SUMMARY OF QUARTERLY RESULTS

(In thousands of Canadian $, except per share figures)[1]	4th Q 2004	3rd Q 2004	2nd Q 2004	1st Q 2004
REVENUE	$ 17,614	$ 14,853	$ 16,216	$ 16,054
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 989	$ (1,498)	$ (4,207)	$ (1,255)
- PER SHARE – BASIC	$ 0.02	$ (0.03)	$ (0.10)	$ (0.03)
- PER SHARE – DILUTED	$ 0.02	$ (0.03)	$ (0.10)	$ (0.03)
NET INCOME (LOSS)	$ 791	$ (15,131)	$ (21,949)	$ (946)
- PER SHARE – BASIC	$ 0.02	$ (0.36)	$ (0.52)	$ (0.02)
- PER SHARE – DILUTED	$ 0.02	$ (0.36)	$ (0.52)	$ (0.02)

(In thousands of Canadian $, except per share figures)[1]	4th Q 2003	3rd Q 2003	2nd Q 2003	1st Q 2003
REVENUE	$ 14,293	$ 20,634	$ 10,923	$ 16,043
LOSS FROM CONTINUING OPERATIONS	$ (9,694)	$ (5,018)	$ (24,983)	$ (2,214)
- PER SHARE – BASIC	$ (0.23)	$ (0.17)	$ (0.91)	$ (0.08)
- PER SHARE – DILUTED	$ (0.23)	$ (0.17)	$ (0.91)	$ (0.08)
NET LOSS	$ (11,411)	$ (4,375)	$ (42,112)	$ (1,231)
- PER SHARE – BASIC	$ (0.27)	$ (0.15)	$ (1.53)	$ (0.04)
- PER SHARE – DILUTED	$ (0.27)	$ (0.15)	$ (1.53)	$ (0.04)

(1) This financial data has been prepared in accordance with GAAP.

FOURTH QUARTER - 2004

Revenue

Revenue improved in the fourth quarter of 2004 to $17.6 million compared to $14.3 million in 2003 due to strong activity levels in Canada and the Rocky Mountain region of the US. Geographically, revenue for the fourth quarter of 2004 was broken down between $5.0 million (2003 - $3.3 million) in Canada, $7.7 million (2003 - $6.4 million) in the United States and $4.9 million (2003 - $4.6 million) from various international locations, the largest of which were Venezuela at $2.0 million (2003 - $2.0 million) and Holland at $0.9 million (2003 - $0.6 million).

Expenses and Margins

Direct expenses for 2004 were $9.9 million compared to $10.2 million in 2003 and gross margin as a percentage of revenue improved to 44% for the fourth quarter of 2004 compared to 28% in 2003. Included in direct expenses for the fourth quarter of 2004 were approximately $0.1 million of severance, restructuring and related charges compared to $0.9 million of such charges in the fourth quarter of 2003. In addition, the improvement in margin for the current year can primarily be attributed to the cost cutting initiatives and restructuring efforts that occurred during 2004.

G&A

General and administrative costs for the fourth quarter of 2004 were $3.8 million as compared to $8.4 million in the same period of 2003. Included in direct expenses for the fourth quarter of 2004 were approximately $0.2 million of severance, restructuring and related charges compared to $2.0 million of such charges in the fourth quarter of 2003. In addition, effective January 1, 2004, the Company determined that certain engineering and support costs related to its EM-MWD product line should be treated as direct costs as opposed to general and administrative costs, resulting in a reduction in general and administrative expenses compared to the prior year. The current year decline also relates to the cost cutting initiatives and restructuring efforts that occurred during 2004.

Interest

Interest expense during the quarter was $0.2 million, a significant decline from the $1.4 million recorded in the same period of 2003. The reduction in interest expense was primarily due to a significant decrease in debt levels resulting primarily from the proceeds on the sale of the Fishing and Bits Divisions.

Other Income/Expenses

Other income of $0.5 million shown in the fourth quarter of 2004 relates primarily to a gain on the sale of a test rig. This test rig, which had been previously written down to a carrying value of $0.7 million, was sold during the fourth quarter for net proceeds of $1.1 million.

Other expenses of $3.9 million incurred during the fourth quarter of 2003 included $2.9 million related to a write-down of the Company's Bolivian assets in conjunction with an anticipated sale and $1.1 million related to a write-down of the test rig.

Net Income/ Loss and Net Income/Loss per share

Overall, the Company recorded net income of $0.8 million ($0.02/share) during the fourth quarter of 2004 compared to a net loss of $11.4 million ($0.27/share) in 2003. Income from continuing operations for the quarter was $1.0 million ($0.02/share) compared to a loss from continuing operations of $9.7 million ($0.23/share) in 2003. The loss from continuing operations in the prior year included $2.9 million in severance, restructuring and related charges. As well, the Company incurred other expenses of $3.9 million in 2003 compared to other income of $0.5 million in 2004. In addition, the loss from continuing operations in the fourth quarter of 2003 was impacted, in part, by a low tax recovery rate on pre-tax losses as a result of year-end adjustments and certain interest and penalty charges in Canada and the United States.

THIRD QUARTER – 2004

The third quarter of 2004 marked a conclusion to the strategic process that began in March of this year. The sales of both the Fishing and Bits Divisions were completed during the quarter leaving the Company with its core business, the Tools Division.

Revenue during the third quarter of 2004 decreased 28% to $14.9 million from $20.6 million in the prior year. In Canada, revenue declined 38% from the prior year, due primarily to the wet weather experienced in Alberta during the quarter which significantly hampered drilling activity. In the US, revenue declined 27% compared to 2003 as a result of a large sale of EM systems ($2.8 million) included in the prior year's figures. With this sale removed from the prior year, revenue in the US remained relatively flat for the quarter. International revenue declined 24% compared to the prior year, primarily as a result of a large sale of motors into Vietnam ($2.8 million) occurring in 2003. Without this large sale in 2003, international revenue increased on a year-over-year basis.

Third quarter 2004 operating results were negatively impacted by $3.4 of restructuring costs, the majority of which related to severance costs. This compares to $4.5 million of similar type costs incurred in the third quarter of 2003.

SECOND QUARTER – 2004

Second quarter results for the Company reflected improvements in revenue levels and cost structure, however, the ongoing restructuring of the Company continued to have a significant negative impact on bottom line financial results.

The Company experienced increased revenue levels in all of its geographic areas, which can be attributed to the stronger oil and gas drilling environment in 2004 compared to 2003 and improved internal focus on operations in 2004 whereas the second quarter of 2003 was marred by the financial crisis the Company was then experiencing.

As a result of the restructuring efforts during the year, operating margins for the second quarter from continuing operations saw improvement on year-over-year basis.

The Company incurred other expenses in the second quarter of 2004 of $4.2 million related to write-downs of assets held for sale to fair value. In addition, included in discontinued operations for second quarter were $17.9 million of charges related to writing down the carrying value of the assets of the Fishing and Bits Divisions to the estimated net proceeds on sale.

FIRST QUARTER – 2004

Revenue in the first quarter of 2004 was up year-over-year after ignoring the impact of a large motor sale in Canada occurring in the first quarter of 2003. Operating margins improved compared to the prior year, primarily resulting from reductions in both general and administrative expenses and amortization expense. The reduction in general and administrative expenses resulted from cost cutting initiatives implemented in early 2004, whereas the reduction in amortization expense relates the requirement under Canadian GAAP to stop depreciating assets once they are classified as being held for sale.

As a result of the significant year-over-year reduction in the Company's debt levels, interest expense ($0.8 million) for the first quarter of 2004 declined from the prior year ($1.9 million).

Effective January 1, 2004, changes to the accounting rules with respect to stock based compensation resulted in an expense for the quarter of $0.6 million. The rules require that the fair value of common share purchase options to be recorded in the income statement over the vesting period of the options. As the Company retroactively applied this standard without restatement of prior periods, there is no corresponding expense for the quarter ended March 31, 2003.

FOURTH QUARTER – 2003

Operating activity in the fourth quarter of 2003 was down slightly from the prior year resulting in revenue of $14.3 million compared to $15.0 in 2002. Geographically, revenue during the fourth quarter of 2003 was broken down between $3.5 million (2002 - $3.8 million) in Canada, $6.1 million in the United States (2002 - $6.6 million) and $4.7 million (2002 - $4.6) from various international locations, the largest of which was Venezuela at $2.0 million (2002 - $1.7 million).

Earnings and operating margins were impacted in the quarter primarily due to severance, restructuring and related charges of approximately $3.0 million. In addition, during the fourth quarter of 2003, the Company incurred a $1.1 million charge related to the write-down of a drilling rig used for testing purposes. The Company disposed of this asset in the fourth quarter of 2004.

THIRD QUARTER – 2003

Operating activity during the third quarter reflected a relatively flat rental market, offset by strong equipment sales, resulting in higher revenue than the prior year.

Overall, revenue increased 55 percent year over year due in part to a significant downhole motor sale into Vietnam and the sale of EM-MWD guidance systems to a customer in the United States.

During the third quarter of 2003, a comprehensive internal review of NQL's financial records was conducted to ensure these records reflected the changing circumstances of NQL and the industry in which operates. As a result, earnings for the quarter were negatively impacted by $8.0 million of pre-tax charges resulting from this review.

SECOND QUARTER – 2003

The second quarter reflected the traditional slowdown in activity in the Company's Canadian based operations due to spring breakup, which has the effect of reducing revenues to their lowest levels of the year. The Company's operations continued to struggle in the US, where activity levels were slower to rebound than anticipated, and internationally, primarily related to the continued political unrest in Venezuela.

Earnings and operating margins were impacted in the quarter due to increased professional fees, interest costs and bank fees (approximately $2.4 million in total) associated the Company's financial difficulties. As well, the Company incurred costs during Q2 associated with the impairment of goodwill and other intangibles totaling $38.2 million.

FIRST QUARTER – 2003

The first quarter of 2003 reflected stronger activity levels in Canada compared to 2002 as a result of an increase in drilling activity of over 20%. As a result, the Company experienced increases in revenue over 2002. US operations showed a small increase in revenue over the prior year, while international revenue was off considerably as a result of Venezuela's political climate.

Although, gross margins improved over the prior year resulting from increased activity in North America, overall profitability suffered primarily as a result of higher interest costs associated with increased debt levels.

LIQUIDITY AND CAPITAL RESOURCES

Refinancing Activities

In January 2004, the Company completed a debt refinancing package with HSBC Bank Canada and HSBC Bank USA. Under the terms of this new agreement, HSBC Bank Canada provided a $15.0 million term loan ("Canadian Term Loan") and a $20.0 million (maximum limit) operating loan and HSBC Bank USA provided a US$7.5 million refinancing loan ("U.S. Refinancing Loan") and a U.S. $7.5 million term loan ("U.S. Term Loan"). The proceeds from this loan facility were used to fully repay all outstanding debt (including operating lines) to the Company's former lenders and to repay the balance of a liquidity note. In February 2004, the Company repaid US$1.0 million of the U.S. Term Loan from the proceeds of the Ackerman International sale. In April 2004, the Company repaid US $0.3 million of the U.S. Term Loan from the proceeds of the RTI sale. In August 2004, the Company repaid in full the U.S. Refinancing Loan and the U.S. Term Loan and repaid $6.5 million of the Canadian Term Loan from the proceeds of the sales of its Fishing and Bits divisions. At December 31, 2004, the amount outstanding on the Canadian Term Loan was $4.8 million.

Liquidity

NQL's cash flow from continuing operations, before net changes in operating working capital items, was $2.8 million in 2004 compared to the 2003 cash outflow from continuing operations of $9.4 million.

Net cash used in financing activities was $39.8 million in 2004 compared to virtually nil in 2003. During 2004, the Company received cash from the proceeds of new long term debt of $35.5 million. These funds, in combination with the proceeds received from dispositions during the year, were used to repay long-term debt and operating lines by $74.5 million and to repurchase capital stock of $0.9 million.

In 2004, the net cash provided by investing activities was $41.6 million. This relates to the proceeds received from dispositions during the year, primarily the Fishing and Bits division sales. As described above, these funds were used to reduce long-term debt and operating lines. In addition, the Company incurred capital expenditures during the year of $4.1 million. These capital expenditures primarily relate to the addition of new downhole tools and manufacturing equipment. In 2003, the net cash used in investing activities was $8.9 million. This was primarily related to capital expenditures, which were $6.8 million. These capital expenditures primarily related to the addition of new downhole tools and the construction of a new facility in Stafford (Houston), Texas.

At December 31, 2004, the Company had positive working capital of $31.5 million compared to a $26.4 million at December 31, 2003. The increase in working capital primarily relates to the proceeds received from dispositions during the year, which as mentioned previously were used to reduce long-term debt and operating lines.

At December 31, 2004, the Company had two revolving, operating loans, restricted by specific margin requirements, which were limited to maximum amounts of $20.0 million and 0.3 million Euros, respectively. At December 31, 2004, the Company had drawn $0.9 million on these operating lines of credit.

At December 31, 2004, the Company was in compliance with all its financial debt covenants and management expects to be in compliance throughout 2005.

At this time the Company has sufficient availability in its operating lines of credits to meet ongoing obligations.

At December 31, 2004, the Company had no off-balance sheet financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES (continued)

Capital Resources

NQL had long-term debt (excluding current portion) at December 31, 2004 of $0.6 million compared with $23.9 million at December 31, 2003.

The new credit facility entered into in January 2004 included a $15.0 Canadian Term Loan, a US$7.5 million U.S. Refinancing Loan and a US$7.5 million U.S. Term Loan. As mentioned previously, the U.S. Refinancing Loan and the U.S. Term Loan were repaid and the Canadian Term Loan had a balance outstanding at December 31, 2004 of $4.8 million. The Canadian Term Loan is repayable in quarterly principal payments of $1.25 million with the final payment due October 31, 2005.

In addition, at December 31, 2004, the Company had various other debts totaling approximately $0.7 million.

At December 31, 2004, the Company had obligations under operating leases and employment contracts of $1.7 million.

The following table presents the Company's future payment obligations at December 31, 2004:

Contractual Obligations	Payments due by Period				
(Thousands of Canadian dollars)	Total	Less than 1 year	1 –3 years	4 –5 years	After 5 years
Long-term debt	$ 5,057	$ 4,750	$ -	$ -	$ 307
Capital lease obligations	$ 440	$ 177	$ 254	$ 9	$ -
Operating leases and employment contracts	$ 1,663	$ 919	$ 603	$ 141	$ -
Total Contractual Obligations	$ 7,160	$ 5,846	$ 857	$ 150	$ 307

Share Capital

In October 2004, the Company received regulatory approval from the Toronto Stock Exchange to purchase up to 2,130,792 of its outstanding Class A common shares through a normal course issuer bid. The bid commenced October 15, 2004 and will terminate on October 14, 2005. In the fourth quarter of 2004, 722,100 Class A common shares were purchased for cancellation at an average cost of approximately $1.20 per share, for total cash consideration of $0.9 million. The average stated value per common share of approximately $4.24 exceeded the average cost to purchase for cancellation with the difference of $2.2 million being recorded as contributed surplus.

Share capital decreased $3.2 million to $178.3 million at the end of 2004 from $181.5 million at the end of 2003. This was primarily the result of the repurchase of 722,100 shares through the normal course issuer bid described above.

At December 31, 2004, NQL had 41,893,744 Class A common shares outstanding, 1,907,500 stock options outstanding (740,500 exercisable) and 102,126 warrants (all exercisable) outstanding. This compares to 42,600,844 Class A common shares, 3,471,165 stock options (1,181,165 exercisable) and 179,535 warrants (all exercisable) outstanding at December 31, 2003. The reduction in stock options and warrants during 2004 primarily relates to the cancellation of options and warrants issued to former directors, officers and employees. Details regarding stock option and warrant pricing can be found in Note 13 to the 2004 consolidated financial statements.

At March 21, 2005, the Company had 41,957,406 Class A common shares outstanding, 1,780,000 stock options outstanding and 53,464 warrants outstanding.

TRANSACTIONS WITH RELATED PARTIES

A former director and officer of the Company is a shareholder of a company that provided machining services in the amount of approximately $0.1 million (2003 - $0.1 million). These transactions took place at normal commercial rates and terms.

During the year, the Company paid interest and financing fees of approximately $0.1 million (2003 – $0.8 million) to CanFund VE Investors II, L.P., a significant shareholder of the Company.

CRITICAL ACCOUNTING ESTIMATES

In preparing the consolidated financial statements, various accounting estimates are made in applying the Company's accounting policies. The estimates require significant judgment on the part of management and are considered critical in that they are important to the Company's financial condition and results.

Management believes the critical accounting estimates for the Company are as follows:

Allowance for Doubtful Accounts

An allowance of $1.4 million has been recorded in the 2004 consolidated financial statements, which reflects the amount of the balance for which collection is considered doubtful. In assessing the ability to collect accounts receivable, management reviews individual customer receivable balances to determine accounts on which collection is not certain. For these accounts, an allowance for doubtful accounts is established. The amount of the allowance is based upon a review of the customer's credit information, past payment practices and overall financial strength of the customer.

Inventory Obsolescence

Inventory, which consists primarily of spare parts, is valued at the lower of cost and net realizable value. Inventory is regularly reviewed and provisions for obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for obsolete inventory that may be required.

Carrying Value of Goodwill

Goodwill represents the excess of cost over the fair value of the net assets of the companies acquired. As at December 31, 2004, the Company had a goodwill balance of $2.7 million. Goodwill is not amortized, but is tested for impairment at least annually. This impairment assessment is critical due to the potential impact on earnings if an impairment of goodwill exists. GAAP requires that a charge to earnings be recorded when the carrying value of a reporting unit's goodwill exceeds the fair value. Valuation of goodwill involves certain judgments including estimating the future cash flows of the reporting unit. Factors that influence these cash flow estimates include industry related long-term forecasts and trends, general long-term economic forecasts and historical results of the reporting unit.

The Company tested its goodwill for impairment as at June 30, 2004 and determined that there was no impairment in the recorded value of goodwill.

Capital Assets

Capital assets are recorded at cost and are amortized over their estimated useful lives. The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company recognizes an impairment charge when it is probable that estimated future cash flows of the underlying assets will be less than the carrying value of the assets.

Judgment is required in determining the useful life of capital assets and the appropriate method of amortization. Factors considered in estimating the useful lives of capital assets include expected future usage, effects of technological or commercial obsolescence, expected wear and tear from use or the passage of time and the effectiveness of the Company's maintenance program.

The Company's investment in capital assets results in amortization expense being a significant operating cost to the Company and any misjudgment in estimating the useful life of the equipment could result in a misstatement of financial results.

CRITICAL ACCOUNTING ESTIMATES (continued)

Carrying Value of Deferred Development Costs

Deferred development costs include the costs and technology associated with the development of new downhole tools. These costs are amortized over the estimated useful of the downhole tool. Management regularly reviews its deferred development costs to be reasonably assured of recovery through the future cash flows of the related product.

Future Income Taxes

Future income tax assets are recognized for the benefits from tax losses and deductions provided these benefits are more likely than not to be realized. The assessment of whether these benefits are more likely than not to be realized requires judgment on the part of management. Factors considered in arriving at this determination include the expected life of the tax losses, estimated future taxable income and other possible sources of realization of these losses. At December 31, 2004, the Company had non-capital loss carry forwards relating to operations in various jurisdictions of approximately $43.1 million, which are available to offset income of specific entities of the consolidated group in future periods. These losses expire at various times up to the end of 2023, with $14.2 million expiring in 2010. Of these non-capital loss carry forwards, approximately $32.5 million has been recognized as future income tax assets as at December 31, 2004.

CHANGES IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2004, the Company adopted the revisions to CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The revised section 3870 requires that the fair value of common share purchase options be recorded in the financial statements over the vesting period of the stock options. The Company has retroactively applied this standard, without restatement of prior periods. Accordingly, on January 1, 2004, the deficit was increased by $2.7 million with an offsetting increase to contributed surplus to account for the stock option expense that would have been charged to earnings in 2002 and 2003 with respect to all options granted since January 1, 2002.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110 "Asset Retirement Obligations" which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company's results from operations or its financial position.

Discontinued Operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations". Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of. Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where the carrying value exceeds fair value and gains are recognized at the time of sale. The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

FINANCIAL AND OTHER INSTRUMENTS

The Company's significant financial and other instruments consist of accounts receivable and its interest bearing obligations, such as its operating lines and long-term debt.

Accounts Receivable

The Company is exposed to credit risk from its customers, the majority of whom are involved in the oil and gas industry. Overall significant long-term changes in the geopolitical, economic or environmental conditions, as they relate to the oil and gas industry, could adversely affect the Company's ability to realize on its accounts receivable. The amount of this impact is not determinable. However, the Company has a large number of customers, dispersed across many different geographical locations internationally, which minimizes concentration of credit risk. In addition, significant customers include large, well-established, publicly traded corporations. Concentration of credit risk, with respect to accounts receivable, is also limited due to the Company's credit evaluation process. In the normal course of business, the Company evaluates the financial condition of existing customers on a continuing basis and reviews the credit worthiness of all new customers.

Interest bearing Obligations

NQL utilizes long-term debt, its operating lines and other interest bearing debt to fund capital expenditures and support the day-to-day operations of its business. Through its use of interest bearing obligations, the Company is exposed to interest rate risk. Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk. For 2004, a 1% increase or decrease in interest rates would have reduced or increased earnings before income taxes by approximately $0.3 million.

Currency Risk

The Company is exposed to currency risks as a result of its exports to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency. The Company is also exposed to currency risk as it relates to its net investment in self-sustaining foreign operations. The functional currency of the majority of the Company's self-sustaining foreign operations is the U.S. dollar. Therefore, the Company is exposed to currency risks relating to changes in the rate of exchange between the Canadian dollar and the U.S. dollar. The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Fair Value

The carrying value of the Company's interest in financial instruments approximates their fair value. The estimated fair values approximate amounts for which these financial instruments could be currently exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Therefore, fair values are based on estimates, using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

BUSINESS RISK

The demand for the Company's products and services is largely dependent upon the level of expenditures by oil and gas companies on exploration and development activities. A decline in the market price of oil and gas generally results in a reduction in these exploration and development activities that can in turn have an adverse effect on the profitability of the Company. Other factors which can affect exploration and development activities include changes in equity markets, taxation and government regulations, and general economic conditions. The Company attempts to mitigate some of these risks through additional applications for its tools in industries such as the utility, environmental and trenchless construction. Also, as NQL operates in many international jurisdictions, it must be aware of any inherent business risks associated with doing so. The Company has attempted to mitigate these risks by establishing alliances with partners who are familiar with the economic climate and have experience in the foreign jurisdictions. As well, a comprehensive insurance program is maintained to protect against significant losses, while maintaining levels of risk within the Company which management believes to be acceptable. NQL believes its liability, property and business interruption insurance is adequate and consistent with common industry practice.

As several other companies have similar technology to NQL, the Company will be required to maintain a focused and efficient/ effective domestic and international sales and marketing program to its maintain current market penetration and exploit selected market opportunities.

Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in all foreign operations.

Safety risks are managed through the application of safety policies and procedures conducive to promoting safe work practices. The potential impact of any of the above factors on the operations of the Company is difficult to determine with any degree of certainty.

CONTINGENCIES

The Canada Revenue Agency ("CRA") is auditing certain of the Company's transfer pricing methodologies for the fiscal years 1997 to 2002. During the fourth quarter of 2003, and in compliance with requests made by the CRA, NQL filed extensive documents in support of its transfer pricing methodologies. The Company anticipates this matter will go before Competent Authority, comprised of representatives of the CRA and the Internal Revenue Service ("IRS") of the United States. Management intends to vigorously defend its position. Due to the nature of the matter, the amount of the loss, if any, cannot be reasonably estimated and therefore no amounts have been accrued in the Company's financial statements. Management estimates the maximum after-tax charge resulting from the most negative outcome on resolution of this matter could be up to $6.8 million. However, it is likely that this amount would be significantly reduced upon request for relief from double taxation with the US Competent Authority. At December 31, 2004, the Company had loss carry forwards available, which could be used to reduce the cash impact of any assessment by approximately $5.4 million. Management will continue to work with its advisors to resolve this issue.

A claim for US$1.2 million has been made against the Company for damages plus costs. It is not possible, at this time, to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

During 2004, the Company settled material litigation in which it was the defendant. The claims against the Company alleged certain patent infringements and other related matters and sought damages totaling $40 million. The terms of settlement are confidential between the parties.

OUTLOOK

Looking forward, the consensus of most industry experts is that the high price environment for crude oil and natural gas appears to be sustainable for the foreseeable future. As a result, drilling activity both in North America and on a worldwide basis is expected to remain strong throughout 2005. As this is the key driver to the Company's business, the demand for its products is expected to be strong worldwide. This high demand, coupled with a more disciplined approach to operating the business, is expected to result in significant improvements in operating results in 2005 when compared to 2004. These improvements are expected to come on both an absolute basis and a "normalized" basis after removing the effect of the significant restructuring costs recorded in 2004. With the restructuring of the Company complete, profitability reestablished, and a strong operational team in place, senior management has now turned its attention to growth initiatives and optimization opportunities with the intention of capitalizing on the Company's strong balance sheet to build and grow NQL for the longer term.

Non-GAAP Measures

In this MD&A, we have included certain measures of earnings and other charges of an infrequent nature, as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2004 compared to the prior year. We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

1. h.

NQL

DRILLING TOOLS inc.

Renewal Annual Information Form

for the year ended December 31, 2004

dated as of March 31, 2005

Table of Contents

Corporate Structure

Incorporation of the Company

NQL Drilling Tools Inc. (the "Company" or "NQL") was incorporated under the laws of the Province of British Columbia on April 28, 1986 under the name "D.F.I. Ventures Ltd." by registration of its memorandum and articles with the British Columbia Registrar of Companies. Its name was changed to "National Quick Lube Ltd." effective January 17, 1989 and its share capital was consolidated on a one new share for two old shares basis. The Company's name was changed to "NQL Drilling Tools Inc." effective June 14, 1994 and its share capital was consolidated on a one new share for four old shares basis. On March 29, 1995, the Company was continued into the Province of Alberta under the Business Corporations Act (Alberta).

The registered and corporate head office of the Company is at 1507 – 4th Street, Nisku, Alberta, T9E 7M9.

Intercorporate Relationships

The following table sets forth the names of the material subsidiaries of the Company owned directly or indirectly, the percentage of interest owned, and the jurisdiction under which each such subsidiary was incorporated, continued or formed as of December 31, 2004:

Subsidiary	Percentage of Interest	Jurisdiction of Incorporation, Continuance or Formation
Ackerman International Holland B.V.	100%	Holland
Black Max Argentina S.A.	100%	Argentina
NQL Energy Services US, Inc. (1)	100%	Texas
NBJ Manufacturas Petroleras (Bolivia) S.A.	100%	Bolivia
NQL Energy Services (Barbados) Ltd. (2)	100%	Barbados
NQL Energy Services Canada Ltd.	100%	Alberta
NQL Holland, B.V.	100%	Holland
P&T Servicios Petroleros, C.A.	100%	Venezuela
V.O.F. ACE Downhole Tools and Services	100%	Holland

(1) the name was changed from Black Max Downhole Tools, Incorporated in January of 2004.

(2) the name was changed from NQL (Barbados) Ltd. in January of 2004.

General Development of the Business

Background

The Company, based in Nisku, Alberta, provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

The Company offers a number of downhole tools and services, including the Black Max™ drilling motor, BlackStar™ EM MWD (electromagnetic measurement while drilling) systems, drilling jars, shock subs as well as various other complementary products. The Company also machines and manufactures products for internal use and for other third party customers, primarily in the oil and gas industry. As well, the Company provides tong and tubular pick-up and laydown services to customers in Venezuela.

The Company's head office is located in Nisku, Alberta, where it also maintains a full service downhole tool facility. In addition, the Company has full service downhole tool facilities in Estevan, Saskatchewan; Stafford (Houston) and Odessa, Texas; Casper, Wyoming; Oklahoma City, Oklahoma; Bakersfield, California; Ojeda and Anaco, Venezuela;

Argentina, Holland and the United Arab Emirates. The Company also operates sales and downhole tool stocking facilities in Corpus Christi, Texas; Parkersburg, West Virginia; Lafayette, Louisiana; Traverse City, Michigan; Vernal, Utah; and Barinas, Venezuela, and has a sales office in Calgary, Alberta.

The Company's primary manufacturing and machining facility is located in Nisku, Alberta adjacent to its head office. This facility produces most of the parts and components utilized in the Company's downhole tools business as well as machined goods for third party customers. The Company also operates a manufacturing and servicing facility in Stafford, Texas where its EM MWD systems are manufactured and maintained. In Bolivia, the Company operates a manufacturing and machining facility to produce oilfield products for third party customers in South America.

In addition to its proprietary facilities, the Company is also represented in the Far East by a third party based in Singapore. The primary obligation of the Company's business associate is to market the Company's products and to provide a service facility in the Far East, while the Company's primary obligation is to supply the required products.

Strategic Review

During the fourth quarter of 2003, management and the Board conducted an internal analysis of all aspects of the Company and concluded that certain of its assets and operations were no longer central to the longer-term strategy of the Company. In addition, during the first quarter of 2004, the Board of Directors initiated a process to evaluate strategic options for the Company. As a result, certain assets and operations of the Company were marketed for sale and sold during year. The details of these transactions are as follows:

- Ackerman International, Corp. - As at December 31, 2003, the Company owned all of the outstanding shares of Ackerman International, Corp. which was in the business of supplying new and used drilling bits, hole openers, drill pipe, drill collars and other equipment for use in drilling operations. Effective February 5, 2004, the Company sold the operating assets of Ackerman International, Corp. In February 2004, the name of this Company was changed to NQL (Illinois) Inc. At December 31, 2004, this company was inactive.

- Fishing Division - On July 31, 2004, the Company sold all of the assets and liabilities of its Fishing Division, which was in the business of providing downhole fishing, milling and casing exit services primarily in Canada and the United States under the operating name CanFish.

- Bits Division (Diamond Products International, Inc.) – As at December 31, 2003, the Company owned all of the outstanding shares of Diamond Products International, Inc., which was in the business of designing, manufacturing, and marketing synthetic PDC (polycrystalline diamond cutters) bits, natural diamond bits and coring services on a worldwide basis. On August 27, 2004, the Company sold all of the outstanding shares of Diamond Products International, Inc., including its wholly-owned subsidiary, DPI Venezuela, C.A.

- Mexican Operations - On September 14, 2004, the Company discontinued the provision of casing services in Mexico and sold all of the related assets. At December 31, 2004, the Company's Mexican subsidiary, Pre Tempca Servicios de Mexico S.A. de C.V., was inactive.

- RTI - As at December 31, 2003, the Company had a 20% investment in RTI, LLC ("RTI"), a company formed to develop technology related to a new downhole tool. This product was manufactured and marketed exclusively through the Company and its subsidiaries by virtue of a licensing agreement with RTI. The Company disposed of its interest in RTI in April 2004.

- EM MWD – In December 2003, the Board of Directors of the Company approved formal plans to dispose of the Company's EM MWD wireless guidance assets and related technology. Throughout 2004, with the assistance of a business advisor, the Company actively marketed these assets. Although there was significant interest in the product line, no party was able to meet management's expectations related to value. As such, the

sales process related to the EM product line was terminated and management turned its attention to developing it for the long-term as an integral part of the Company.

- Bolivian operations - In December 2003, a formal plan to dispose of the Company's Bolivian operations was approved by the Company's Board of Directors. Throughout 2004, management carried out an active program to locate a buyer, which included engaging a third party business advisor to assist in the sales process. Throughout the process, the Company received several indications of interest from various parties in South America and had continued dialogue with several parties up until the end of November 2004. However, none of these parties decided to proceed with a transaction and as a result the Company terminated the sales process with its advisor in South America. Management plans to focus its attention in Bolivia on producing oilfield products for third party customers in South America.

See "Narrative Description of the Business" below and "Management's Discussion and Analysis" for the year ended December 31, 2004, filed on SEDAR at www.sedar.com on March 31, 2005 for additional details.

Narrative Description of the Business

General

NQL Drilling Tools Inc. provides downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis.

NQL operates in Canada, the United States and several international locations. The Company designs, manufactures, services, rents and sells downhole drilling motors, EM MWD wireless guidance systems, drilling jars, shock subs and a number of other downhole tools and services.

The Black Max™ drilling motors are manufactured, assembled, serviced and marketed by the Company for lease and sale, for use in drilling applications, primarily in the oil and gas industry and to a lesser extent, in the utility crossing, mining and environmental drilling markets. These motors (also called "mud motors") are supplied in 18 different bearing assembly sizes ranging from one and eleven-sixteenth inches to eleven and one-quarter inches in diameter with the ability to create over 90 rotor and stator configurations. The motors work by hydraulically turning the drill bit at the end of the drill stem pipe as opposed to conventional drilling systems, which turn the drill stem pipe (and thereby the drill bit) from the rig floor. The motors are adjustable to permit horizontal and directional drilling. The motors have been used in drilling operations for more than ten years on a worldwide basis.

The Black Star™ EM MWD tools are developed, manufactured, serviced and marketed by the Company for lease and sale, for use in drilling applications to the oil and gas industry and the utility crossing, mining and environmental drilling markets. This tool provides guidance information in directional drilling applications and works by sending electromagnetic signals to the surface that assist operators in determining location and direction of the drill bore.

The Company's drilling jars and shock subs are designed, manufactured and leased to oilfield customers worldwide. Drilling jars are strategically positioned in the drill string and are utilized when the drill string becomes stuck in the hole. When fired, the jarring impact of the tool helps loosen the drill string to allow the driller to either remove the pipe or continue the drilling of the hole. Shock tools are also strategically positioned throughout the drill string to act as shock absorbers dampening vibrations created while drilling. Both of these product lines are stocked at most of the Company's service centers around the world. NQL also offers a wide variety of additional tools including stabilizers, anti-torque swivels, utility rig swivels, rotor catchers and near bit cutters. In addition, the Company operates a tubular pick-up and laydown business as well as a power tong business in Venezuela.

For the years ended December 31, 2004, 2003, and 2002, no third party customer exceeded 15% of total consolidated revenue.

During the year ended December 31, 2004, the Company operated in 3 geographical segments: Canada, the United States and International. Revenue is attributed to these geographic segments based upon the country from which the product or service originates. Approximately 24%, 47% and 29% of the Company's consolidated 2004 revenue was generated in Canada, the United States, and internationally, respectively.

As at December 31, 2004, the Company employed approximately 280 employees worldwide.

Office, Manufacturing and Product Development Facilities

The Company owns office, manufacturing, assembly and service facilities of approximately 103,000 square feet and 45,000 square feet located in Nisku, Alberta and Stafford (Houston), Texas, respectively. The Company also owns service facilities in Estevan, Saskatchewan; Odessa, Texas; Casper, Wyoming; two facilities in Venezuela and a manufacturing and machining facility in Bolivia. Other sales and service locations include leased premises in Calgary, Alberta; Bakersfield, California; Oklahoma City, Oklahoma; Venezuela, Holland, the United Arab Emirates and Argentina. The Company also leases sales and tool stocking facilities in Corpus Christi, Texas; Parkersburg, West Virginia; Lafayette, Louisiana; Traverse City, Michigan and Vernal, Utah.

Product Development and Manufacturing

The Company, through its subsidiaries, is solely responsible for the design, production and maintenance of all the Company's downhole tools. The Company maintains an internal engineering department to assist in the design of new tools and the improvement of existing tools. In addition, due to the requirement for precision tooling, the Company also maintains its own manufacturing facilities. These manufacturing facilities utilize a variety of equipment including NC (numeric control) machine tools to provide the precision machining required in producing downhole tool parts and components. The Company believes that these NC machine tools also provide greater cost effectiveness to the Company than third party manufacturing. Internal manufacturing is supplemented by certain third party manufacturing, most notably the supply of rotors and stators which are sourced from a variety of third parties on a world-wide basis.

Assembly, testing and quality assurance is undertaken in the Company's service facility in Nisku, Alberta. In July 1994, Black Max Downhole Tools Ltd. (now NQL Energy Services Canada Ltd.) received its ISO 9001 and during the year 2003, upgraded its certification to ISO 9001-2000.

Product Uniqueness, Patents and Proprietary Technologies

Major components of the Company's downhole tools and related products, including the adjustable bent housing, drive shaft and bearing assemblies are protected by patents registered in certain jurisdictions expiring on dates ranging from April 2008 to July 2021. As the Company develops new technology, additional patent protection is obtained when available.

Research and Development

The Company engages in ongoing research and development, which consists primarily of improving existing tool technologies and identifying and developing new technologies to satisfy customer needs. Opportunities for the development of new technologies are customer driven and arise largely from the Company's interaction with its customers. As the needs of customers are identified, the Company's engineering staff evaluates and determines the feasibility and potential of any new technology. If appropriate, prototypes are then designed and tested with a view to commercialization.

Markets and Marketing

The Company's marketing strategy for its downhole tools is to primarily target the oil and gas horizontal and directional drilling, performance/straight hole drilling and re-entry markets in Canada, the United States and selected international markets. Secondary markets for the Company's downhole tools are the utility crossing, mining and environmental drilling markets.

In developing downhole tools, the barriers to market entry are substantial which should reserve most of the market potential for existing suppliers. Entrants to this market face the difficulties of high R & D costs, a long lead-time prior to market entry (for development and field trials) and the high cost of qualified product development personnel. In addition, full-service directional drilling companies are not likely to develop a full range of products but only the high demand items.

Competition and Risk Factors

As of December 31, 2004, there were approximately seven companies that manufacture downhole motor assemblies which management considers being competition to the Company. Management considers National Oilwell Varco Inc., Wenzel Downhole Tools Ltd., and Bico Drilling Tools Inc. as the Company's primary competitors in Canada and the U.S. Each manufactures high performance adjustable motors for the third party sales and rental market. In addition, there are also six large companies that manufacture downhole motor assemblies for in-house purposes only and thus, are considered indirect competitors.

The following have been identified by management as key competitive advantages the Company has over other suppliers of downhole tools:

1. The Company's downhole products are field-proven products.
2. ISO 9001 - 2000 certification.
3. The Company has a good track record in the industry with quality products and good customer support.
4. Large range of motors gives flexibility to meet most drilling applications.
5. Ability to design, develop and manufacture innovative new motors and other downhole tools quickly to meet emerging market niches.
6. The product design and operational characteristics of the Company's drilling motors and EM-MWD guidance systems allow it to diversify into non-oil and gas markets, including mining, utility and environmental drilling markets.
7. The Company is recognized internationally as an industry-leading supplier of quality downhole tool technologies.
8. State of the art testing units (dynamometers) at all service facilities.
9. The Company's infrastructure of domestic and international locations allows it to service its customers wherever they may be.
10. Internal manufacturing and engineering allow the Company to facilitate product development, control costs and meet customer demand when the industry is busy and manufacturing capacity is constrained.
11. Only significant independent supplier of EM-MWD guidance systems.

12. Complementary downhole tools such as drilling jars and shock tools allow the Company to offer integrated products to its customers.

Management has identified the following risk factors:

1. Market fluctuations in the price of oil and gas impacts upon the level of drilling activity in the oil and gas industry. A decline in the market price of oil and gas generally results in reduced drilling activity that can in turn have an adverse effect on the profitability of the Company. The risk is somewhat mitigated in that the Company's products are also utilized in other industries (i.e. utility crossing, mining, environmental).

2. The Company's long-term international business development requires a substantial investment in sales programs, inventory and service facilities.

3. As several other companies have similar technology, the Company will be required to maintain a focused and efficient/effective domestic and international sales/marketing program to maintain current market penetration and exploit selected evolving market opportunities.

4. In the long-term, some of the larger, directional drilling service companies are moving toward the in-house manufacture of products similar to that of the Company's products. This could have a negative effect on the Company's current sales to those clients. There are, however, substantial barriers to market entry and the larger, directional drilling service companies tend to limit their motor fleet to a few motor sizes thereby ensuring a need for third party suppliers such as the Company with the ability to supply a large number of motor sizes. Additionally, a significant percentage of the Company's revenues are derived from small, independent directional drilling companies.

5. Foreign operations may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, renegotiations of contracts with governmental entities, expropriation, import and export regulations and other foreign laws or policies governing operations of foreign based companies, as well as by laws and policies of Canada and the United States affecting foreign trade, taxation and investment. In addition, as the Company's foreign operations are governed by foreign laws, in the event of a dispute the Company may be subject to the exclusive jurisdiction of foreign courts and the application of foreign laws or may not be successful in subjecting foreign persons to the jurisdiction of Canadian courts. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality by the doctrine of sovereign immunity. The Company's business is subject to political risks inherent in most of its foreign operations.

6. The Company's ability to attract and retain skilled and experienced employees is important to continued success of its operations. The Company mitigates this risk by providing competitive compensation packages and long term incentives to its key employees.

7. Many of the Company's products, such as its EM-MWD guidance systems, are highly technical in nature. Therefore, the Company faces the risk that its products may be rendered obsolete by further technological developments. The Company attempts to mitigate this risk through its ongoing engineering and research and development efforts.

8. The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency.

9. See "Management's Discussion and Analysis" for the year ended December 31, 2004", filed on SEDAR at www.sedar.com on March 31, 2005 for additional risk factors.

Selected Consolidated Financial Information

See "Management's Discussion and Analysis" for the year ended December 31, 2004, filed on SEDAR on March 31, 2005.

Management's Discussion and Analysis

See "Management's Discussion and Analysis for the year ended December 31, 2004", filed on SEDAR on March 31, 2005.

Dividends

NQL has not paid any dividends on its common shares to the date hereof. The Company does not intend to pay any dividends in the near future and future earnings will be retained to finance the growth and development of the business.

Capital Structure

The Company is authorized to issue an unlimited number of Class "A" and Class "B" common shares. At December 31, 2004, the Company had 41,893,744 Class "A" common shares outstanding and no Class "B" common shares outstanding. The Class "A" common shares shall rank equal to the Class "B" common shares. All of the outstanding common shares are fully paid and non-assessable. Holders of the Class "A" common shares are entitled to one vote per share at all shareholders' meetings. Holders of the Class "B" non-voting common shares shall not be entitled to receive notice of or to vote at any general meetings of the Company. Holders of the Class "A" common shares and the Class "B" common shares are entitled to receive dividends as and when declared by the Board of Directors and to receive pro rata the remaining property and assets of NQL upon its liquidation, winding-up or dissolution, subject to the rights of shares having priority.

Market for Securities

The Class "A" common shares of the Company are listed and posted for trading on the TSX under the symbol "NQL.A". The following table sets forth the price range and trading volume of the common shares as reported by the TSX for the periods indicated.

Period	High	Low	Volume
2004			
January	$4.10	$3.14	4,076,436
February	3.90	3.60	1,163,048
March	4.15	3.00	3,272,888
April	3.60	2.96	1,384,355
May	3.00	2.60	619,330
June	2.90	2.01	707,289
July	2.40	1.01	1,077,197
August	1.37	0.84	2,976,957
September	1.37	1.05	4,966,417
October	1.49	1.05	1,633,220
November	1.22	1.00	2,874,894
December	1.74	1.05	3,820,322

Directors and Officers

The following table sets forth all of the current directors and officers of the Company together with the positions currently held by them, their principal occupation or employment during the last five years and the year in which they were first elected a director of the Company.

Name	Title	Principal Occupation for last five years	Director Since
S. Patrick Shouldice Calgary, Alberta	Chairman of the Board and Director	Independent Business Consultant since 1996; prior thereto President and Chief Executive Officer of Nowsco Well Services Ltd.	December 14, 2004
Kevin L. Nugent Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company since August 2004; From September 2003 to August 2004, Vice President Finance and Chief Financial Officer of the Company; From May 2002 to August 2003, Vice President, SCF Partners, and prior thereto Vice President Finance, Chief Financial Officer, and Corporate Secretary of Enserco Energy Services Company Inc.	August 20, 2004
Thomas R. Bates, Jr. Houston, Texas	Director	Managing Director of Lime Rock Management L.P. since 2001; prior thereto he was Senior Vice President and subsequently President of the Discovery Group of Baker Hughes, Inc. from 1998 to 2000	September 2, 2003
John G. Clarkson Calgary, Alberta	Director	Managing Director of Lime Rock Management Ltd. since 2003. Prior thereto, Managing Director, Clearwater Capital Corporation, since 1997	September 2, 2003
William J Myers Carbondale, Colorado	Director	Independent Business Consultant since 1999; prior thereto Group Vice President – US Operations of Pool Energy Services Co.	August 20, 2004
Dean G. Prodan Calgary, Alberta	Director	Managing Director of Canfund VE II Management Corp., since 1998	June 29, 2004
Jeffrey B. Bennett Casper, Wyoming	Vice President Business Development	Vice President Business Development of the Company since November 2004; Vice President Operations of the Tools Division of the Company from September 2003 to November 2004; prior thereto US Region Manager since October 2000	N/A
Darren B. Stevenson Sherwood Park, Alberta	Corporate Controller	Corporate Controller of the Company since June 2003; from November 2000 to June 2003, Vice President Finance and Chief Financial Officer of the Company	N/A
Susan J. Foote Edmonton, Alberta	Corporate Secretary	Corporate Secretary of the Company since October 2004; from January 2004 to October 2004, Assistant Corporate Secretary of the Company, prior thereto Legal Assistant to the Company	N/A

Notes:

- Each director of the Company is deemed to retire and will be eligible for re-election at the next Annual General Meeting of the Company.

As of March 31, 2005, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 74,548 Class "A" common shares representing approximately 0.2% of the issued and outstanding Class "A" common shares of the Company.

At December 31, 2004, the board committees consisted of the: a) Audit and Corporate Governance Committee, the members of which were William J Myers (Chair), Thomas R. Bates, Jr. and Dean G. Prodan and b) the Compensation Committee, the members of which were John G. Clarkson (Chair), S. Patrick Shouldice and Dean G. Prodan. Subsequent to year end, a Communications and Disclosure Committee of the Board of Directors was formed, the members of which are Kevin L. Nugent (Chair), John G. Clarkson and Dean G. Prodan.

Auditors, Transfer Agent and Registrar

Deloitte & Touche LLP, Chartered Accountants, 2000 Manulife Place, 10180 – 101 Street, Edmonton, Alberta, T5J 4E4, are the Company's auditors.

CIBC Mellon Trust Company, through its principal offices in Calgary, Alberta and Toronto, Ontario, is the transfer agent and registrar for the Common Shares.

Audit and Corporate Governance Committee Information

Audit and Corporate Governance Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit and Corporate Governance Committee is set forth in Appendix "A" of this Annual Information Form.

Composition of the Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee of the Company consists of William J Myers (Chair), Thomas R. Bates, Jr. and Dean G. Prodan. Each member of the Audit and Corporate Governance Committee is independent and none received, directly or indirectly, any compensation from the Company other than for services as a member of the Board of Directors and its committees. All members of the Audit and Corporate Governance Committee are financially literate as defined under Multilateral Instrument 52-110 – Audit Committees.

Relevant Education and Experience

All three members of the Audit and Corporate Governance Committee (William J Myers, Thomas R. Bates and Dean G. Prodan) have held various senior positions requiring regular review of financial statements.

In addition to each member's general business experience, the education and experience of each Audit Committee Member relevant to the performance of his responsibilities as an Audit Committee member are as follows:

William J Myers (Chair) was educated at the University of Alberta and has served on numerous public company boards and audit committees. Throughout his career, Mr. Myers worked with various oil and gas exploration and production companies in Canada, Alaska and California. Before his retirement in 1999, Mr. Myers was the Group Vice-President - Domestic Operations of Pool Energy Services and responsible for all operations in the United States including offshore Gulf of Mexico, California and Alaska.

Thomas R. Bates Jr. is a graduate of the University of Michigan (B.S.E., M.S.E., and Ph.D.) with degrees in mechanical engineering. Mr. Bates currently serves as a Managing Director of Lime Rock Management, a private equity firm dedicated to investing in energy companies. Previously Mr. Bates served as Senior Vice President, and subsequently President, of the Discovery Group of Baker Hughes, Inc. Prior to that Mr. Bates served as CEO and President of Weatherford Enterra, Inc. and as President of the Anadrill Division of Schlumberger Ltd. Mr. Bates has served on several public company boards and audit committees.

Dean G. Prodan graduated from the University of Saskatchewan with a B.A. in economics. Mr. Prodan currently serves as Managing Director of Canfund VE II Management Corp., a Limited Partnership with institutional sponsorship investing in the Canadian Energy sector. Mr. Prodan also serves as President of UTA Asset Management Corp. advising on energy investments. Previously, Mr. Prodan held the position of President of Dominion Equity Resource Fund Inc. and prior to that spent twelve years in Investment Banking specializing in the Canadian Energy sector. Mr. Prodan has served on several public company boards and audit committees.

Pre-Approval Policies and Procedures

Under the Mandate and Terms of Reference of the Audit and Corporate Governance Committee, the committee is required to pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit and Corporate Governance Committee is required to pre-approve all non-audit services, including tax services, which the Company's external auditor is to perform.

Auditor Service Fees

The following table discloses the fees billed to the Company by its auditors, Deloitte & Touche LLP.

Type of Service Provided	2004	2003
Audit Services	$474,670	$343,400
Audit-Related Services – these services included quarterly reviews	160,855	182,360
Tax Services	215,887	664,258
All other fees – included the work related to the issuance of common shares	9,446	577,633

Legal Proceedings

A claim for US$1.2 million has been made against the Company for damages plus costs. It is not possible at this time to determine if any amount will become payable as a result of this claim. Management is of the view that this claim is wholly without merit.

Interest of Management and Others in Material Transactions

In July 2003, the Company completed a $10.0 million Liquidity Note Financing from CanFund VE Investors II, L.P. ("CanFund"), a significant shareholder of the Company. The funds were used for working capital purposes, including payment of trade creditors. The note was repaid in full in January 2004.

In September 2003, the Company completed a private placement of 7,936,600 common shares at a subscription price of $3.15 to CanFund and Lime Rock Partners II, L.P. ("Lime Rock"), resulting in both parties becoming significant shareholders in the Company. The net proceeds of $23.7 million were used to repay debt and for working capital purposes.

In October 2003, the Company completed a Rights Offering, in which CanFund and Lime Rock participated, at an exercise price of $3.15 per share, resulting in the issuance of 7,100,141 common shares. The net proceeds of $21.5 million were used to repay debt and for working capital purposes.

Material Contracts

The Company has not entered into any material contracts other than those entered into in the ordinary course of business during the past year.

Additional Information

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Company's Information Circular, dated March 31, 2005, for its Annual General Meeting to be held on May 12, 2005. Additional financial information is provided in the Company's Comparative Financial Statements for the year ended December 31, 2004. Copies of the Information Circular and Financial Statements may be obtained upon request from the Secretary of the Company and those documents plus additional information regarding the Company may be found on SEDAR at www.sedar.com.

Appendix A

MANDATE AND TERMS OF REFERENCE OF THE AUDIT AND CORPORATE GOVERNANCE COMMITTEE

Policy Statement

It is the policy of NQL Drilling Tools Inc. (the "Corporation") to establish and maintain an Audit and Corporate Governance Committee (the "Committee"), composed entirely of independent directors, to assist the Board of Directors (the "Board") in carrying out their oversight responsibility for the Corporation's internal controls, financial reporting and risk management processes. The Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Committee shall consist of at least three directors. The Board shall appoint the members of the Committee. The Board shall appoint one member of the Committee to be the Chair of the Committee.

2. Each director appointed to the Committee by the Board shall be an independent director except as otherwise permitted by applicable regulation. In determining whether a director is independent, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3. Each member of the Committee shall be "financially literate", except as otherwise permitted by applicable regulation. In order to be financially literate, a director must, at a minimum, have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

4. A director appointed by the Board to the Committee shall be a member of the Committee until replaced by the Board or until his or her resignation.

Meetings of the Committee

1. The Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Committee and whenever a meeting is requested by the Board, a member of the Committee, the auditors, or a senior officer of the Corporation. Meetings of the Committee shall correspond with the review of the quarterly financial statements and management discussion and analysis.

2. Notice of each meeting of the Committee shall be given to each member of the Committee and to the auditors, who shall be entitled to attend each meeting of the Committee and shall attend whenever requested to do so by a member of the Committee.

3. Notice of a meeting of the Committee shall:

    (a) be in writing;

    (b) state the nature of the business to be transacted at the meeting in reasonable detail;

    (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

    (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Committee may permit.

4. A quorum for the transaction of business at a meeting of the Committee shall consist of a majority of the members of the Committee (excluding the Chairman of the Board). However, it shall be the practice of the

Committee to require review, and, if necessary, approval of certain important matters by all members of the Committee.

5. A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair of the Committee, the members of the Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Committee shall choose one of the persons present to be the Secretary of the meeting.

7. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Committee; however the Committee (i) shall meet with the external auditors independent of management; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1. The Committee's primary duties and responsibilities are to:

   (a) identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

   (b) monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (c) monitor the independence and performance of the Corporation's external auditors;

   (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

   (e) directly oversee the external audit process and results (in addition to items described in Section 4 below) including review and attest services;

   (f) provide an avenue of communication among the external auditors, management and the Board;

   (g) ensure that effective internal controls and management information systems are in place;

   (h) review and implement effective corporate communications policies and practices; and

   (i) ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual.

2. The Committee shall have the authority to:

   (a) inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

   (b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Committee considers necessary and appropriate;

   (c) engage independent counsel and other advisors as it determines necessary to carry out its duties;

   (d) set and pay the compensation for any advisors employed by the Committee; and

   (e) communicate directly with the internal and external auditors of the Corporation.

3. The Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of any disagreements between management and the external auditor regarding financial reporting.

5. The Committee shall:

   (a) review the audit plan with the Corporation's external auditors and with management;

   (b) discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

   (c) review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

   (d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

   (e) review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

   (f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

   (g) consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

   (h) review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

   (i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

   (j) oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management.

6. The Committee shall:

   (a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor, and their compensation, or the discharge of the external auditor when circumstances are warranted;

   (b) consider the recommendations of management in respect of the appointment of the external auditors;

   (c) pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors', or the external auditors of the Corporation's subsidiary entities;

   (d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the Change of Auditor Notice called for by National Instrument 51-102 and as required by other applicable securities regulation, and the planned steps for an orderly transition period; and

(f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

7. The Committee shall:

(a) review with management at least annually, the financing strategy and plans of the Corporation; and

(b) review all securities offering documents (including documents incorporated therein by reference) of the Corporation.

8. The Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

9. The Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

10. The Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

11. The Committee shall periodically review with management the need for an internal audit function.

12. The Committee shall review the Corporation's accounting and reporting of environmental costs, liabilities and contingencies.

13. The Committee shall establish and maintain procedures for:

(a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

14. The Committee shall review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors or auditing matters.

15. The Committee shall review with the Corporation's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Corporation's financial statements, and any enquiries received from regulators, or government agencies.

16. The Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Committee.

17. The Committee shall be responsible for:

(a) proposing to the Board criteria for assessing the performance of each committee and assessing, on an on-going basis (and at least annually) in accordance with an evaluation process established by the Board, the effectiveness and performance of the committees of the Board (including the Audit and Corporate Governance Committee) and considering, without limitation:

(i) number and composition of committees,

(ii) mandate and charter of each committee, and

(iii) meetings of each committee

and making recommendations to the Board with respect thereto;

(b) reviewing, approving or making recommendations to the Board or the board(s) of the Corporation's subsidiaries and affiliates in respect of guidelines, policies, procedures and practices relating to matters of corporate governance, including, but not limited to:

(i) the indemnification by the Corporation or its subsidiaries and affiliates of any director or officer of the Corporation, its subsidiaries or affiliates,

(ii) the appropriate resolution of any conflict of interest involving an officer, director or shareholder, which is properly directed to the Audit and Corporate Governance Committee by the Chair of the Board, a director, a shareholder, the Board, the internal auditors, the external auditors, or an officer of the Corporation, and

(c) developing and recommending to the Board a set of corporate governance principles and guidelines applicable to the Corporation;

(d) evaluating corporate communications policies and practices and overseeing management's disclosure;

(e) recommending for approval by the Board and, where appropriate, the Corporation's subsidiaries and affiliates, the descriptions contained in the required public disclosure documents concerning the governance standards of the Corporation in respect of compliance with applicable legislative, regulatory and stock exchange requirements or standards; and

(f) reviewing management's periodic status and assessment reports, not less than annually, with respect to compliance by the Corporation and, where appropriate, its subsidiaries and affiliates, with corporate governance policies and with respect to applicable legislative, regulatory and stock exchange standards regarding matters of corporate governance.

1. i.

NQL

DRILLING TOOLS inc.

NOTICE

March 31, 2005

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Quebec Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Toronto Stock Exchange

NQL Drilling Tools Inc. (the "Company") hereby gives notice that, pursuant to National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), the Company filed its Renewal Annual Information Form dated March 31, 2005 on the System for Electronic Document Analysis and Retrieval ("SEDAR") under project number 759655. The Company hereby gives notice that it is relying on such filing to satisfy the requirements for filing an Annual Information Form pursuant to National Instrument NI 44-101.

NQL Drilling Tools Inc.

By: (signed) *"Susan Foote"*
Susan Foote
Corporate Secretary

NQL DRILLING TOOLS INC.

1507 – 4th Street
Nisku, Alberta
T9E 7M9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting (the "**Meeting**") of the holders of Class "A" common shares (the "**Common Shares**") in the capital of NQL Drilling Tools Inc. (the "**Company**"), will be held at the Metropolitan Conference Centre (Plaza Room) 333 Fourth Avenue SW, Calgary, Alberta T2P 0H9 on Thursday, the 12th day of May, 2005, at the hour of 2:00 o'clock in the afternoon for the purposes of:

1. appointing Deloitte & Touche LLP as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors;

2. setting the number of Directors for the ensuing year at six (6);

3. electing Directors for the ensuing year;

4. passing, with or without amendment, a special resolution in the form included in the accompanying Information Circular changing the name of the Company to NQL Energy Services Inc.; and

5. transacting such other business as may properly be transacted at such meeting or at any adjournment thereof.

Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Holders of record of Common Shares at the close of business on March 24, 2005 will be entitled to vote at the Meeting.

Shareholders who are unable to attend the Meeting or any adjournment thereof in person and who wish to ensure that their Common Shares will be voted are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular, and return it to the Corporation c/o CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, at least 48 hours before the time of the Meeting or any adjournment thereof or present the form of proxy to the chairman of the Meeting on the day of the Meeting or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof, in order to be valid for use at the Meeting.

Shareholders holding Common Shares registered in the name of a broker or another intermediary should complete and return the proxy or other authorization form provided to such shareholder by their brokers or other intermediaries in accordance with the instructions provided to them in order for their vote to be counted at the Meeting.

DATED at Nisku, Alberta, this 24th day of March, 2005.

By Order of the Board Of Directors

(signed)
Kevin Nugent
President and Chief Executive Officer

We ask that you promptly sign, date and return the enclosed proxy in the envelope provided if it is not your intention to be present at the meeting.

NQL DRILLING TOOLS INC.

INSTRUMENT OF PROXY

FOR THE ANNUAL AND SPECIAL MEETING TO BE HELD ON MAY 12, 2005

The undersigned Shareholder of NQL Drilling Tools Inc. (the "Company"), hereby appoints S. Patrick Shouldice, Chairman of the Board of Directors of the Company, or failing him, Kevin L. Nugent, President and Chief Executive Officer of the Company, or instead of either of the foregoing ______________________________, as my Proxy, to vote for me at the Annual and Special Meeting (the "Meeting) of the Company, to be held on the 12th day of May, 2005, and at any adjournment thereof, and to vote the shares in the capital stock of the Company registered in the name of the undersigned with respect to the matters set forth below:

1.	To appoint Deloitte & Touche LLP as Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors	VOTE FOR ☐	VOTE WITHHELD ☐
2.	To fix the number of Directors for the ensuing year at six (6)	VOTE FOR ☐	VOTE AGAINST ☐
3.	To elect as Directors for the ensuing year, all nominees as follows: S. Patrick Shouldice, John G. Clarkson, William J Myers Thomas R. Bates, Jr., Dean G. Prodan, Kevin L. Nugent	VOTE FOR ☐	VOTE WITHHELD ☐
4.	To pass the special resolution changing the name of the Company to NQL Energy Services Inc. as described in the accompanying Information Circular	VOTE FOR ☐	VOTE AGAINST ☐

The undersigned hereby revokes any prior proxies to vote the common shares covered by this proxy.

Dated this _______ day of ______________, 2005

____
Signature of Shareholder

____
Number of Shares Held

____
Name of Shareholder (please print)

NOTES:

1. Each common shareholder has the right to appoint a proxyholder, other than the persons designated in the form of proxy (who need not be a shareholder) to attend and to act for him on his behalf at the Meeting. To exercise such right, the names of management's nominees should be crossed out and the name of the common shareholder's nominee should be legibly printed in the blank space provided, or another proxy in proper form should be completed.
2. In order for this proxy to be effective, it must be deposited at the offices of CIBC Mellon Trust Company, at suite 600, 333 – 7th Avenue, SW, Calgary, Alberta, T2P 2Z1, not less than 48 hours before the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to commencement of the meeting.
3. In addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it, by signing in person or by attorney authorized in writing a written revocation of proxy and by depositing such instrument of revocation at the office of CIBC Mellon Trust Company, at suite 600, 333 – 7th Avenue, SW, Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day thereof or on the day of any adjournment thereof.
4. Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice. However, if any amendments, variations or new matters properly come before the Meeting, this proxy confers discretionary authority upon the shareholder's nominee to vote on such matters in accordance with the nominee's best judgement.
5. The securities represented by this proxy will be voted, and where the shareholder has specified a choice with respect to the above matters, will be voted as directed or, if no direction is given, will be voted in favour of the matters set forth.
6. This instrument of proxy must be dated and must be executed by the Shareholder or his attorney in writing, or if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized. If this instrument of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder.
7. This proxy is solicited by and on behalf of management and the costs of same will be borne by the Company.

NQL

DRILLING TOOLS inc.

Management Information Circular
for the Annual and Special Meeting of the Shareholders
to be held on May 12, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of NQL DRILLING TOOLS INC. ("NQL" or the "Company"), for use at the Annual and Special Meeting of the shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The cost of solicitation will be borne by the Company. Unless otherwise noted, the information contained in this Management Information Circular is given as at March 24, 2005.

This Information Circular and accompanying Notice of Meeting and Instrument of Proxy, together with the Company's Consolidated Financial Statements for the year ended December 31, 2004, will first be sent by mail or given to Shareholders on or about April 13, 2005.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are S. Patrick Shouldice, Chairman of the Board of Directors of the Company, and Kevin L. Nugent, President and Chief Executive Officer of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** Such a shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the shareholder's Class "A" common shares (the "Common Shares") are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to the Company c/o CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1, at least 48 hours before the time of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a form of proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof, prior to the commencement of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them. Each shareholder may instruct his proxyholder how to vote his Common Shares by completing the blanks in the form of proxy.

Common Shares represented by properly executed forms of proxy in favour of the persons designated on the enclosed form of proxy will be voted or withheld from voting on any ballot in accordance with instructions made on such forms of proxy, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder's Common Shares shall be voted accordingly. In the absence of such instructions, such shares **WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this information circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

General

As at March 24, 2005, the Company's issued and outstanding voting shares consisted of 41,957,406 Common Shares. Holders of Common Shares are entitled, on a ballot vote at the Meeting or any adjournment thereof, to one vote for each Common Share held on all matters to be considered and acted upon at the Meeting.

The Company has set the close of business on March 24, 2005 as the record date for the Meeting. The Company will prepare a list of shareholders of record at such time. A holder of Common Shares named on that list will be entitled to vote such shares then registered in his name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that he owns the shares, and demands not later than ten days before the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting or any adjournment thereof.

Voting of Common Shares - Advice to Beneficial Holders of Securities

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders hold Common Shares through brokers and their nominees and not in their own names. A shareholder who does not hold his or her Common Shares in his or her own name (referred to in this information circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered under the name of the shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. Common Shares held by brokers or their nominees can only be voted (for or against any resolution) by

the brokers or nominees upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and nominees are prohibited from voting Common Shares for their clients.

There are two ways Beneficial Shareholders can vote their Common Shares held by a broker or nominee.

Applicable regulatory policy requires intermediaries and brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary and broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by his broker is identical to the form of the proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder as to how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investors Communications ("**ADP**"). ADP mails the proxy materials to the Beneficial Shareholders with a voting information form ("**VIF**"), which is prepared by ADP, and asks the Beneficial Shareholders to return the VIF to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF from ADP may not be able to use that VIF to vote Common Shares directly at the Meeting. The VIF must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted.**

Since the Company has limited access to the names of its Beneficial Shareholders, a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder's broker. However, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy or VIF provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker. Do not otherwise complete the form of proxy or VIF as your vote will be taken at the meeting.**

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10 percent of the voting rights attached to all outstanding Common Shares of the Company:

Name of Shareholder	Number of Shares	Percentage of Issued and Outstanding Shares
Lime Rock Partners II, L.P.	8,022,960	19.1%
CanFund VE Investors II, L.P.	8,416,205	20.1%
Howson Tattersall Investment Counsel	4,204,700	10.0%

CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2004 (the "Financial Statements"), together with the Auditor's Report thereon will be presented to shareholders at the Meeting. The Financial Statements, together with the Auditor's Report thereon are enclosed. Copies

of the Financial Statements, Notice of Meeting, Information Circular and Proxy will be available from the Company's corporate headquarters, at 1507 - 4th Street, Nisku, Alberta, T9E 7M9.

"National Instrument 51-102, Continuous Disclosure Obligations, ("Instrument") provides that the Company is no longer required to send annual or interim financial statements to its registered shareholders, unless they request copies of same. However, the *Business Corporations* Act (Alberta) requires that annual financial statements be sent to each shareholder, unless waived in writing by the shareholder. The Instrument provides that shareholders will not receive interim financial statements and the management discussion and analysis for the interim financial statements unless requested.

With respect to beneficial shareholders, the Instrument provides that the Company is only required to send annual or interim financial statements to its beneficial shareholders if they request copies of same. The Instrument provides that shareholders will not receive annual and interim financial statements and the management discussion and analysis for the annual and interim financial statements unless requested.

Shareholders are encouraged to review and, if action is desired, send the enclosed return cards to CIBC Mellon Trust Company at 600, 333 – 7th Avenue S.W., Calgary, Alberta T2P 2Z1.

APPOINTMENT AND REMUNERATION OF AUDITORS

The shareholders will be asked to vote to appoint Deloitte & Touche LLP as auditors of the Company to hold office until the next Annual General Meeting of the shareholders at remuneration to be fixed by the directors of the Company. Deloitte & Touche LLP were first appointed as auditors of the Company on June 12, 2002.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote for the election of a Board of Directors comprised of six (6) persons. The names of further nominees for director may come from the floor at the Meeting.

Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the by-laws of the Company. Officers serve at the pleasure of the Board of Directors.

CHANGE OF NAME

The Board of Directors desires to change the name of the Company. Therefore, shareholders will be asked at the Meeting to pass a special resolution approving a change of the Company's name from "NQL Drilling Tools Inc." to "NQL Energy Services Inc." Shareholders are specifically advised that the proposed special resolution grants the Board of Directors the discretion to revoke the resolution and not proceed with such name change without further approval of the shareholders. The full text of the special resolution approving the change of name of the Company is as follows:

"BE IT RESOLVED as a special resolution that:

1. The Company change its name from "NQL Drilling Tool Inc." to "NQL Energy Services Inc." and that the Company's Articles be amended accordingly.

2. Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors of the Company may, in their sole discretion and without further approval of the shareholders of the Company, revoke this special resolution at any time prior to effecting such name change and elect not to act on or carry out this special resolution or postpone the carrying out of the name change.

3. Any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver Articles of Amendment and to execute and, if appropriate, deliver all of the documents and do all other things as in the opinion of such director or officer may be necessary or desirable to implement this special resolution and matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument and the taking of any such action."

In order to be effective, this resolution must be passed by a majority of not less than two-thirds of the votes cast in respect of this resolution. The persons designated in the enclosed form of proxy, unless otherwise instructed, intend to vote **FOR** the special resolution approving the change of the Company's name.

INFORMATION CONCERNING NOMINEE DIRECTORS SUBMITTED BY MANAGEMENT

The following table states the names of all persons proposed to be nominated for election as directors, all other positions and offices with NQL now held by them, their principal occupations or employment, the year in which each of the present directors first became a director of NQL, and the number of Common Shares of NQL beneficially owned or over which control or direction is exercised by such nominees.

Name	Position Held in the Company (1)	Principal Occupation or Employment	Director Since	Shares Owned/Controlled
S. Patrick Shouldice	Chairman of the Board	Independent Business Consultant	2004	20,000
Kevin L. Nugent	President and CEO	President and Chief Executive Officer of the Company	2004	24,000
Thomas R. Bates, Jr.	Director	Managing Director of Lime Rock Management L.P.	2003	- - - (2)
John G. Clarkson	Director	Managing Director of Lime Rock Management Ltd.	2003	- - - (2)
William J Myers	Director	Independent Business Consultant	2004	14,000
Dean G. Prodan	Director	Managing Director of CanFund VE II Management Corp.	2004	- - -

(1) *The Company has an audit and corporate governance committee, the members of which are William J Myers (Chair), Thomas R. Bates, Jr. and Dean G. Prodan. The Company has a compensation committee, the members of which are John G. Clarkson (Chair), S. Patrick Shouldice and Dean G. Prodan. The Company has a communications and disclosure committee, the members of which are Kevin L. Nugent (Chair), John G. Clarkson and Dean G. Prodan.*

(2) *Thomas R. Bates, Jr. and John G. Clarkson (employees of entities affiliated with Lime Rock Partners II, L.P. ("Lime Rock") that holds 8,022,960 shares of the Company) are nominees of Lime Rock. Pursuant to the subscription agreement entered into between Lime Rock and the Company in connection with the Private Placement described in the Information Circular dated August 1, 2003 for the Special Shareholders Meeting held on September 2, 2003, for so long as Lime Rock holds voting shares of the Company, or rights to acquire voting shares of the Company, that aggregate, assuming the exercise of only Lime Rock's rights to acquire voting shares of the Company, more than 12.5 percent of the voting shares of the Company, Lime Rock will have the right to have two nominees named in the slate of directors proposed by management of the Company to shareholders for election as directors at each meeting of shareholders of the Company at which directors are to be elected. For so long as Lime Rock holds voting shares of the Company, or rights to acquire voting shares of the Company, that aggregate, assuming the exercise of only Lime Rock's rights to acquire voting shares of the Company, more than 7.5 percent, and less than or equal to 12.5 percent, of the voting shares of the Company, Lime Rock will have the right to have one nominee named in the slate of directors proposed by management of the Company to shareholders for election as directors at each meeting of shareholders of the Company at which directors are to be elected. The Company has agreed that such slates of directors proposed by management of the Company will be comprised of not more than seven nominees, including nominees of Lime Rock, for so long as Lime Rock has the right to appoint any nominees in the slate of directors proposed by management of the Company. For further detail on Lime Rock's rights to appoint nominees, please see the section entitled Private Placement Transaction, Director Nominees in the Information Circular dated August 1, 2003.*

EXECUTIVE COMPENSATION

For the purposes of relevant securities regulations, the Company had four "Named Executive Officers" during the year ended December 31, 2004. These Officers include Mr. Kevin L. Nugent, President and Chief Executive Officer, Mr. R. Dean Livingstone, Former President and Chief Executive Officer (resigned effective August 19, 2004), Mr. Robert E. Iversen, Former Vice President Operations (resigned effective February 28, 2005) and Mr. Jeffrey B. Bennett, Vice President Business Development.

Summary Compensation Table

The following table contains information in respect of annual and long-term compensation paid to, or earned by, the Company's Named Executive Officers for the years ended December 31, 2004, 2003 and 2002:

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[2]	Securities Under Options / SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Kevin L. Nugent[1]	2004	199,061	10,000	47,800	400,000 / 0	Nil	Nil	50,000[3]
President & Chief Executive Officer	2003	51,692	Nil	Nil	200,000 / 0	Nil	Nil	Nil
R. Dean Livingstone[4]	2004	157,534	47,260	Nil	Nil	Nil	Nil	2,809,084[4]
Former President & Chief Executive Officer	2003	250,000	75,000	Nil	272,500 / 0	Nil	Nil	Nil
	2002	175,000	57,915	Nil	22,500 / 0	Nil	Nil	Nil
Robert E. Iversen[5]	2004	267,418	34,339	Nil	Nil	Nil	Nil	247,560[5]
Former Vice President Operations	2003	279,493	105,072	Nil	100,000 / 0	Nil	Nil	Nil
	2002	83,353	58,791	Nil	40,000 / 0	Nil	Nil	Nil
Jeffrey B. Bennett[6]	2004	182,211	6,024	Nil	Nil	Nil	Nil	Nil
Vice President Business Development	2003	144,767	8,013	Nil	100,000 / 0	Nil	Nil	Nil
	2002	133,468	13,778	Nil	5,000 / 0	Nil	Nil	Nil

(1) *Mr. Kevin L. Nugent was appointed President and Chief Executive Officer of the Company on August 20, 2004. Prior to that Mr. Nugent served as Senior Vice President, Finance, Chief Financial Officer and Corporate Secretary since September 1, 2003.*

(2) *The value of perquisites and other personal benefits, other than for Mr. Nugent, did not exceed 10 percent of the Named Executive Officers' salary and bonus.*

(3) *Mr. Nugent and the Company were parties to an employment agreement that was terminated on August 19, 2004 concurrent with Mr. Nugent's appointment as President and Chief Executive Officer of the Company. Pursuant to this agreement, Mr. Nugent was entitled to a retention payment of $50,000 in exchange for his agreement to remain with the Company beyond the initial six month term of his employment which began on September 1, 2003.*

(4) *Mr. R. Dean Livingstone resigned his position as President and Chief Executive Officer of the Company effective August 19, 2004. In accordance with a settlement agreement dated August 19, 2004, Mr. Livingstone received a payment of $2,809,084.*

(5) *Mr. Robert E. Iversen was appointed Vice President Operations of the Company effective November 11, 2004. Mr. Iversen resigned his position effective February 28, 2005. Prior to that Mr. Iversen served as Senior Vice President of the Company's Tool & Bit Division. In accordance with an employment agreement date September 1, 2004, Mr. Iversen was entitled to a payment in the amount of $247,650 (US$205,478). Mr. Iversen joined NQL on August 27, 2002.*

(6) *Mr. Jeffrey B. Bennett was appointed Vice President Business Development effective November 11, 2004. Prior to that Mr. Bennett served as Vice President Operations Downhole Tools Division.*

Option/SAR Grants During The Most Recently Completed Financial Year

The following table contains information in respect of Options/SAR grants received by the Company's Named Executive Officers for the year ended December 31, 2004:

Name	Securities, Under Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Kevin L. Nugent	400,000 / 0	53.3%	$1.00	$1.00	August 24, 2009
R. Dean Livingstone	-	-	-	-	-
Robert E. Iversen	-	-	-	-	-
Jeffrey B. Bennett	-	-	-	-	-

(1) *All securities under option are Class "A" common shares of the Company*

Option Exercises During The Most Recently Completed Financial Year And Financial Year End Option Values

The following table contains information in respect of Options exercised by the Company's Named Executive Officers for the year ended December 31, 2004 and the Option values as at December 31, 2004. No SAR's were outstanding at year end or were exercised during the year.

Name	Securities Acquired on Exercise [1] (#)	Aggregate Value Realized ($)[2]	Unexercised Options at FY-End (#)Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($)Exercisable / Unexercisable [3]
Kevin L. Nugent	Nil	Nil	160,000 / 440,000	44,800 / 179,200
R. Dean Livingstone	Nil	Nil	0 / 0	0 / 0
Robert E. Iversen[4]	Nil	Nil	127,464 / 60,000	0 / 0
Jeffrey B. Bennett	Nil	Nil	45,000 / 60,000	0 / 0

(1) *Class "A" common shares acquired upon exercise of options/warrants.*

(2) *Based on the difference between the exercise price of the options/warrants and the closing price of the Class "A" common shares on the TSX on the date of exercise.*

(3) *Based on the closing price of the Class "A" common shares on the TSX on December 31, 2004 of $1.56.*

(4) *In conjunction with the acquisition of Diamond Products International Inc. ("DPI"), previously granted DPI options were converted to options to purchase 47,464 Class "A" common shares of the Company.*

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Stock Option Plan

The Company has a share option plan ("the Plan") which permits the granting of stock options to its, or its subsidiaries', directors, officers, employees and consultants. The maximum number of Common Shares issuable (or reserved for issue) to insiders under all security based compensation arrangements shall not at any time exceed 10 percent of the issued and outstanding Common Shares and the number of Common Shares issued to insiders under all security based compensation arrangements, within a one year period shall not exceed 10 percent of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to any one insider under the Plan within a one year period is 5 percent of the Common Shares issued and outstanding at the time of issuance (on a non-diluted basis),

excluding Common Shares issued to such insider under the Plan or any other share compensation arrangement over the preceding one year period.

Since June 29, 2004, the date of the Company's last Shareholders' meeting, the following activity in the Plan has taken place:

Balance outstanding on June 29, 2004	3,420,665
Stock options granted	750,000
Stock options exercised	(65,000)
Stock options cancelled or expired	(2,325,665)
Balance outstanding on March 24, 2004	1,780,000

The current balance of options to acquire 1,780,000 Common Shares represents approximately 4 percent of the Company's currently outstanding Common Shares.

Options granted pursuant to the Plan must be exercised no later than 10 years after the date of grant and vest in such manner as determined by the Board. Typical vesting arrangements provide for partial vesting at the date of grant with the balance of options vesting over four years. Options vest on the occurrence of a change of control and vesting may be accelerated at the discretion of the Board. Options granted under the plan are non-assignable. The exercise price of options granted is determined by the Board at the time of grant, which in all cases shall not be less than the closing price of the Company's Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the date of grant.

If a participant under the Plan ceases to be an eligible participant, any options held will expire as provided in the Plan and individual stock option agreements, generally 30 days after termination of employment, resignation as a director or officer, or death.

The Board may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the optionees, alter or impair any option previously granted, and provided that the directors will not be entitled to amend an option grant for an option held by an insider to lower the exercise price or to extend the expiry date. Any amendment to the Plan is also subject to receipt of all necessary regulatory approvals.

No financial assistance has been provided by the Company to any participant to facilitate the purchase of options under the Plan.

Equity Compensation Plan Information as at December 31, 2004

The following sets forth information in respect of securities authorized for issuance under the Company's equity compensation plans as at December 31, 2004

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	2,009,626	$2.83	2,292,701
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,009,626	$2.83	2,292,701

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

At December 31, 2004, the Company had contracts with three of its four Named Executive Officers.

The Employment Agreement (dated August 19, 2004) with Mr. Kevin Nugent provides for an annual base salary of $225,000, which shall be subject to upward adjustment from time to time at the discretion of the board of directors. The agreement contains a provision for an annual bonus in an amount based upon certain parameters established by the directors to a maximum of 100 percent of annual base salary. The amount of the bonus is recommended by the Compensation Committee and approved by the board of directors. The agreement also provides for a one time grant of 400,000 options to purchase Class "A" Common Shares of the Company pursuant to NQL's stock option plan with 80,000 of such options to vest immediately and an additional 80,000 to vest annually on each subsequent anniversary date of the grant until such time as all of the options have vested. In addition, the agreement provides that upon termination of his employment as a result of termination without cause or a change of control of the Company, he shall be entitled to compensation equal to: a) two times his annual base salary; b) a bonus equal to the pro rata portion of the annual bonus earned in the fiscal year prior to the termination of the agreement; and c) immediate vesting of all unvested stock options. Mr. Nugent's employment agreement also provides for a monthly vehicle allowance, a health and benefit plan in accordance with Company policy and reimbursement of club membership dues.

The Employment Agreement dated September 1, 2004 with Mr. Robert E. Iversen for a term of six months provides an annual base salary of US$205,476.50 and an additional payment of US$205,478. The agreement also provided for a performance bonus of up to a maximum of US$50,000 subject to the collection of foreign receivables and the transfer of foreign inventory to Grant Prideco, Inc. associated with the sale of Diamond Products International, Inc. During the term of the agreement, Mr. Iversen was entitled to participate in the Company's employee benefit plans. This agreement terminated on February 28, 2005.

The Employment Agreement (dated January 1, 2004) with Mr. Jeffrey B. Bennett provides for an annual base salary of US$140,000, an annual bonus in an amount based upon certain parameters established by the directors to a maximum of 75 percent of annual base salary and a health and benefit plan in accordance with Company policy. In addition, upon termination of Mr. Bennett's employment without cause, he shall be entitled to compensation equal to one half his annual base salary plus pro-rated bonus to the date of termination. Upon termination of Mr. Bennett's employment due to a change of control, assuming the termination is within 1.5 years of a change of control, he shall be entitled to 24 months annual remuneration plus pro-rated bonus, less any amounts received on account of annual remuneration since the occurrence of the change of control.

COMPOSITION OF THE COMPENSATION COMMITTEE

The members of the Compensation Committee at December 31, 2004 were: John G. Clarkson (Chair), S. Patrick Shouldice and Dean G. Prodan. Mr. Clarkson and Mr. Prodan became members of the Compensation Committee effective August 20, 2004 and Mr. Shouldice became a member effective December 23, 2004. All members of the compensation committee are independent outside directors and none are, or have been, employees of the Company. From August 20, 2004 to December 23, 2004, Mr. William J Myers was a member of the Compensation Committee. Prior to August 20, 2004, the Compensation Committee consisted of Glen D. Roane, R. Tim Swinton and Thomas R. Bates, Jr.

REPORT ON EXECUTIVE COMPENSATION

The Company's executive compensation is administered by the Compensation Committee as are the Company's bonus plans. It is the Committee's responsibility to review the structure and competitiveness of the Company's overall compensation and benefits programs generally, to make compensation recommendations to the Board of Directors, and to administer the awards of remuneration to the Company's senior officers.

The Company's executive compensation program has four components: base salary, bonuses, benefits plans and the award of stock options or equity linked incentives.

The executive compensation program has been designed to accomplish the following objectives:

a) to attract and retain key personnel;
b) to reward executives for achieving strategic corporate objectives;
c) to motivate executives to act in the best interest of shareholders;
d) to ensure that the Company's compensation for executive positions is competitive; and
e) to encourage Company personnel to aspire to executive positions.

The compensation for all executives in 2004 was consistent with the above policies and is delivered through the above plans. A description of the criteria used in each element of compensation is set forth below:

Base Salaries

Executive officers' salaries are reviewed annually and set by comparing individual salaries to those paid to executives in other companies of comparable size within the oil and gas services industry. Such information is provided from time to time by independent consultants who regularly review compensation practices in Canada.

Benefits Plans

The Company has standard benefits plans including health and dental coverage, life and disability insurance, and retirement savings plans consisting of a structured group registered retirement savings plan for its Canadian employees and a 401K plan for its U.S. employees. Depending on the length of employment and plan participation, the Company either matches 50 percent or 100 percent of individual employee contributions to a maximum of $1,500.

Profit Sharing Plan

With input from senior executives, the Committee has developed and instituted a company wide profit sharing plan for employees and a bonus plan for management that is based upon performance criteria. The purpose of the plan is to reward employees in those years when NQL has achieved or exceeded the specific performance benchmarks established by management and the Board. Bonus payments will vary based on the degree to which financial and strategic criteria have been met. Depending on the achievement of the specific performance criteria, non-management employees are eligible for a bonus of up to 7.5 percent of base salary. Operational managers are eligible for a bonus payment of up to 25 percent of base salary while executive management are eligible for bonus payments of up to 75 percent of base salary with the exception of the CEO who is able to earn up to 100 percent of base salary. All bonuses are subject to board discretion.

Stock Option Plan

Directors, executives and senior managers are eligible to participate in the Company's stock option plan. Awards of stock options are made from time to time to participants consistent with the individual's level of responsibility within the Company. Options are priced at the closing trading price of the Company's common shares on the business day immediately preceding the date of grant. Typical vesting arrangements provide for partial vesting at the date of grant with the balance of options vesting over four years. Other provisions of the options are subject to the terms of the stock option plan and the discretion of the Board.

Summary

The Company's compensation policies are reviewed by the Compensation Committee to ensure that they remain competitive with other peer companies in the oil and gas service industry.

This report is submitted by the Compensation Committee: John G. Clarkson, S. Patrick Shouldice and Dean G. Prodan.

COMPENSATION OF DIRECTORS

For the year ended December 31, 2004, the non-employee directors of the Company received a $20,000 per year retainer paid quarterly and $1,000 per Board or Committee meeting attended in their capacities as directors. In addition, up to January 31, 2004, the former Chairman of the Board of Directors (who stepped down on August 20, 2004) received an additional payment of $3,000 per day for time spent on Company matters. Subsequent to January 31, 2004, the former Chairman received an additional retainer of $66,665 (based on an annual fee of $100,000 per annum). Total fees paid to non-employee directors during 2004 were $347,832. For the year 2005, no director is entitled to any fee over and above the $20,000 per year retainer and meeting fees. Directors are granted incentive stock options from time to time. During the year, options were granted to directors as follows:

Name	Securities Under Options Granted	Exercise Price ($/Security)	Expiration Date
Kevin L. Nugent	400,000	$1.00	August 24, 2009
Dean G. Prodan	100,000	$1.00	August 24, 2009
William J Myers	100,000	$1.00	August 24, 2009
S. Patrick Shouldice	100,000	$1.10	December 13, 2009

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of December 31, 2004, excluding "routine indebtedness", no officers, directors or employees (both current and former) or any of their associates were indebted to the Company or its subsidiaries.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the yearly percentage change in cumulative shareholder return on NQL's Class "A" common shares compared to the cumulative return of the S&P/TSX Composite Index for the past five fiscal years, assuming $100.00 investments on December 31, 1999 and reinvestment of dividends during the period.


NQL
TSX
140
120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004

	1999	2000	2001	2002	2003	2004
NQL.A	100	111	104	121	46	22
S&P/TSX Composite Index	100	106	91	79	98	110

CORPORATE GOVERNANCE

The Toronto Stock Exchange Committee on Corporate Governance issued a series of proposed guidelines for effective corporate governance (the "TSX Report") which the Toronto Stock Exchange adopted. The Company is required to disclose certain specified corporate governance information with reference to the TSX Report. The guidelines address items such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness of education of boards. A comparison of NQL's corporate governance practices versus these guidelines is as follows:

Corporate Governance Guidelines	Alignment	Commentary
1. The Board should explicitly assume responsibility for the stewardship of the Company.	Yes	The Board of Directors (the "Board") has a formal mandate with the responsibility for the stewardship of the Company, which it seeks to discharge by establishing policy along with providing leadership to management and an appropriate level of supervision of these policies.
(a) Adoption of a strategic planning process.	Yes	The Board has established a formal strategic planning process that is reviewed on an annual basis at a special meeting of the Board and Senior Management at which the strategic plan is adopted.
(b) Identification of principal risks and implementing risk management systems.	Yes	The Board identifies and considers the risks in the operations of the business of NQL and establishes policies as to how to monitor and manage those risks.

(c) *Succession planning and monitoring senior management.*	Yes	*The full Board, rather than a committee of outside,* unrelated directors, meets on an annual basis for the purposes of assessing its performance and nominating candidates for election or appointment to the Board. The Board continuously evaluates the performance of management and the performance of the Company as a whole.
(d) Communication policy.	Yes	The Company has a written communication and disclosure policy to ensure that communications to the investing public about the Company are timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. Issues arising from this Communication Policy are dealt with by a committee of the Chief Executive Officer, and two additional members of the Board. The disclosed information is released through newswire services, the internet website and mailings to shareholders.
(e) Integrity of internal control and management information systems.	Yes	The integrity of the Company's internal control and management information systems is monitored by the Board and its committees. The Audit and Corporate Governance Committee is responsible for the internal controls over accounting and financial reporting systems. Quarterly financial presentations are made to the Audit and Corporate Governance Committee. The Audit and Corporate Governance Committee receives direct reports from the external auditors of the Company which includes discussion without the presence of management.
2. Majority of directors should be unrelated.	Yes	Five of the six directors of the Company are unrelated. An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. A "related" director under the guidelines is a director who is not an unrelated director.
3. Disclosure for each Director, whether he or she is related, and how that conclusion was reached.	Yes	Mr. Kevin L. Nugent, who is the President and Chief Executive Officer of the Company, is a related director. Thomas R. Bates, Jr. and John G. Clarkson are nominees of Lime Rock (pursuant to the subscription agreement entered into between Lime Rock and the Company and in accordance with the Private Placement approved at the Special Shareholders Meeting held on September 2, 2003). Dean G. Prodan is a Managing Director of CanFund VE II Management Corp. None of Messrs. Bates, Clarkson and Prodan take an active role in the management of the Company and as such are considered to be independent directors. The remaining directors, being William J (Bill) Myers and S. Patrick (Pat) Shouldice are unrelated directors as they do not take an active role in the management of the Company.

4. (a) Appointment of a committee responsible for appointment/assessment of Directors	Yes	A Committee of the full Board, rather than a committee of outside, unrelated directors, meets on an annual basis for the purposes of assessing its performance and nominating candidates for election or appointment to the Board.
(b) Comprised exclusively of non-management directors, a majority of whom are unrelated	No	The Board recognizes that the related director's knowledge of the company's business and the industry is beneficial to other members of the Board and does not, by the fact of the related director being one of six directors, result in him having control or undue influence on the board operating as a Committee of the Whole, nor does it impair the Board's ability to function independently of management. In addition, the five independent directors of the Board meet regularly without members of management being present.
5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.	Yes	A director's evaluation questionnaire has been adopted to assist in the assessment of the effectiveness of the Board as a whole, the committees of the board and each of its individual members. This assessment process is conducted annually and an independent director is responsible for the tabulation of the evaluation questionnaires.
6. Provide orientation and education programs for the new recruits to the Board.	Yes	New Board members are given the opportunity to meet with senior management and other Board members and to review the Company's budget and strategic plan, and historical public information. Senior management makes presentations periodically to the Board of Directors in the main areas of the Company's business and operations.
7. Consider the size of the Board, with a view to improving effectiveness.	Yes	The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for a company of its size and complexity. The current size of the Board is reflective of the Company's business model, which requires quick and effective decision making. The Board, as presently constituted, brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Company. The periodic review of this issue is part of the mandate of the Audit and Corporate Governance Committee.
8. Review of compensation of Directors in light of risks and responsibilities.	Yes	The Compensation Committee is mandated to review and recommend to the Board the remuneration for Directors.
9. (a) Committees should be generally composed of non-management directors.	Yes	The Audit and Corporate Governance Committee and Compensation Committee are comprised solely of non-management members. The Communications and Disclosure Committee is comprised of one management member and two non-management members.
(b) Majority of committee members should be unrelated.	Yes	The majority of committee members are unrelated.
10. Appoint a committee responsible for approach to Corporate Governance issues.	Yes	The Audit and Corporate Governance Committee is mandated to be responsible to the Board for governance of the Company, including:

		• the Company's approach to Corporate Governance issues; • the relationship of the Board to management.
11. (a) Define limits to management's responsibilities by developing mandates for: i) The Board ii) The CEO	Yes	The Board has an express mandate. The CEO's limits of authority are clearly defined. The unrelated members of the Board must approve all decisions involving all significant unbudgeted expenditures. The CEO's annual goals and objectives are embodied in the Company's annual strategic plan and constitute his mandate on a year to year basis.
(b) Board should approve CEO's objectives.	Yes	The Board approves the general strategic objectives of the Company at the annual strategic planning session. Based thereon the Compensation Committee approves the CEO's specific objectives on an annual basis. These objectives are considered and adopted by the Board.
12. Establish procedures to enable the Board to function independently of management.	Yes	The Board believes that the role of the Chairman and the Chief Executive Officer in setting the Board agenda and ensuring that adequate and proper information is made available to the Board, is a critical element for effective corporate governance and is best filled by two people who have intimate knowledge of the Company, its operations and the industry within which this Company operates. The Chairman calls meetings of the Board independently of the Chief Executive Officer of the Company and as a part of its regular process, the Board holds in camera sessions without management being present.
13. (a) Establish an Audit Committee with a specifically defined mandate.	Yes	NQL's Audit and Corporate Governance Committee has the mandate to: (a) identify and monitor the management of the principal risks that could impact the financial reporting of the Company; (b) monitor the integrity of the Company's financial reporting process and system of internal controls regarding financial reporting and accounting compliance; (c) monitor the independence and performance of the Company's external auditors; (d) deal directly with the external auditors to approve external audit plans, other services and fees; (e) directly oversee the external audit process and results including review and attest services; (f) provide an avenue of communication among the external auditors, management and the Board; (g) ensure that effective internal controls and management information systems are in place; (h) review and implement effective corporate communications policies and practices; and (i) ensure that an effective "whistle blowing" procedure exists

(b) All members should be non-management Directors.	Yes	The Company's Audit and Corporate Governance Committee, by its mandate, cannot have management directors as members.
14. Implement a system to enable individual Directors to engage outside advisors at the Company's expense.	Yes	Individual Directors can engage outside advisors with the authorization of the Audit and Corporate Governance Committee.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of the Company's directors or executive officers, any Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10 percent of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

AUDIT COMMITTEE

Information regarding NQL's Audit and Corporate Governance Committee is contained under the heading "Audit and Corporate Governance Committee Information" in the Company's Annual Information Form dated March 31, 2005 for the financial year ended December 31, 2004 which may be found on SEDAR at www.sedar.com.

OTHER MATTERS

The management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for 2004. To receive a copy of NQL's financial statements and related management's discussion and analysis, please contact the Company's Corporate Secretary at NQL Drilling Tools Inc., 1507-4th Street, Nisku, Alberta, T9E 7M9. If you wish, this information may also be accessed on the Company's website (www.nql.com) or on SEDAR at www.sedar.com.

CERTIFICATE

The foregoing contains no untrue statement of material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Nisku, Alberta, this 24th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS
NQL DRILLING TOOLS INC.

"*Kevin L. Nugent*"
Kevin L. Nugent
President and Chief Executive Officer of the Company

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company

CIBC Mellon

April 14, 2005

British Columbia Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
TSX Venture Exchange

Alberta Securities Commission
Manitoba Securities Commission
Commission des Valeurs Mobillieres du Quebec

Dear Sirs:

RE: NQL Drilling Tools Inc., Profile # 3534
Confirmation of Mailing

On April 13, 2005, the following items were sent by prepaid mail to all shareholders of the above-mentioned Company:

1. Notice of Meeting
2. Information Circular
3. Instrument of Proxy
4. Annual Report
5. Supplemental Return Card
6. Return Addressed Envelope

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

We are filing this disclosure document with you as Agent for the above-named Company in compliance with the regulations made under the Securities Act.

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com

SEC MAIL PROCESSING SECTION
RECEIVED
APR 18 2005
WASH. D.C. 202

NQL Drilling Tools Inc.
("Company")

Financial Statement Request Form

To the Registered Shareholders:

National Instrument 51-102, Continuous Disclosure Obligations, (the "Instrument") provides that the Company is no longer required to send annual or interim financial statements to its shareholders, unless they request copies of same. However, the *Business Corporations* Act (Alberta) requires that annual financial statements be sent to each shareholder, unless waived in writing by the shareholder. The Instrument provides that the shareholder will not receive interim financial statements and the management discussion and analysis for the interim financial statements unless requested.

Please complete and return this form to:

CIBC MELLON TRUST COMPANY
600, 333 – 7th Avenue, SW
Calgary, Alberta
T2P 2Z1

☐ I do **NOT** want to receive the annual financial statements and management discussion and analysis for the annual financial statements.

☐ I want to receive the interim financial statements and the management discussion and analysis for the interim financial statements.

____
Name of Shareholder (Please Print)

____
Address

____
City Province Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of **NQL Drilling Tools Inc.**

____
Signature of Shareholder

Dated ________________________, 2005

NQL Drilling Tools Inc.
("Company")

Financial Statement Request Form

To the Beneficial Shareholders:

National Instrument 51-102, Continuous Disclosure Obligations, (the "Instrument") provides that the Company is only required to send annual or interim financial statements to its beneficial shareholders if they request copies of same. The Instrument provides that the shareholder will not receive annual financial statements, interim financial statements and the management discussion and analysis for the annual and interim financial statements unless requested.

Please complete and return this form to:

CIBC MELLON TRUST COMPANY
600, 333 – 7th Avenue, SW
Calgary, Alberta
T2P 2Z1

☐ I would like to receive annual financial statements and the management discussion and analysis for the annual financial statements.

☐ I would like to receive interim financial statements and the management discussion and analysis for the interim financial statements.

____
Name of Shareholder (Please Print)

____
Address

____
City　　　Province　　　Postal Code

____
E-mail Address

The undersigned hereby certifies to be a shareholder of NQL **Drilling Tools Inc.**

____
Signature of Shareholder

Dated ______________________, 2005